As Filed with the Securities and Exchange Commission on September 26, 2013     Registration No. 333-185050

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 6

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

EASTGATE ACQUISITIONS CORPORATION

(Exact name of registrant as specified in its charter)

Nevada

 2834

   87-0639378

    (State or jurisdiction of

(Primary Standard Industrial

(I.R.S. Employer

incorporation or organization)

Classification Code Number)

Identification Number)

2681 East Parleys Way, Suite 204, Salt Lake City, Utah 84109

(801) 322-3401)

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Anna Gluskin

c/o Eastgate Acquisitions Corporation

2681 East Parleys Way, Suite 204, Salt Lake City, Utah 84109

(801) 322-3401)

 (Name, address, including zip code, and telephone number,

including area code, of agent for service)

 Copy to:

Leonard E. Neilson, Esq.

Leonard E. Neilson, P.C.

8160 South Highland Drive, Suite 209

Sandy, Utah 84093

Phone: (801) 733-0800

Fax: (801) 733-0808

Approximate date of commencement of proposed sale to the public: As promptly as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delay or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

 Large accelerated filer

[    ]

Accelerated filer

[    ]

 Non-accelerated filer

[    ]

Smaller reporting company

[ X]

 (Do not check if a smaller reporting company)

1

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to Be Registered (1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock	472,450	$ 0.10 (2)	$ 47,245 (2)	$ 6.45 (3)

(1)

We are registering the resale by selling stockholders of 472,450 shares of common stock that we have previously issued.  In accordance with Rule 416 under the Securities Act of 1933, as amended, common stock offered hereby shall also be deemed to cover additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act.
(3)	Registration fee of $6.45 was paid when Form S-1 registration statement was filed on November 20, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

2

The information in this prospectus is not complete and may be changed. The selling security holders will not sell these securities until after the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 26, 2013

PROSPECTUS

EASTGATE ACQUISITIONS CORPORATION

472,450 Shares of Common Stock

This prospectus relates to the offer for sale of up to 472,450 shares of our common stock, which shares may be sold from time-to-time by certain existing stockholders named in this prospectus. The selling stockholders may be deemed underwriters of the common shares that they are offering.

The shares offered for resale by this prospectus were issued in private transactions completed prior to the filing of the registrations statement, of which this prospectus is a part. This offering is not being underwritten and we will not receive any proceeds from the sale of shares.  We have agreed to pay all costs and expenses of registering this offering of securities.

Our common stock is not traded on any public market.  We intend to request a market maker to apply to have our common stock quoted on the Over-The-Counter Bulletin Board (“OTCBB”) maintained by the Financial Industry Regulatory Authority (“FINRA”) upon the effectiveness of the registration statement.  However, there can be no assurance that the application will be approved and there is a possibility that our common stock may never trade in any market.

Selling stockholders will initially offer their shares at $0.10 per share until such time as the shares are approved for and quoted on the OTCBB.  Thereafter, selling stockholders, to the extent a public market exists at such time, may offer and sell shares through public transactions at prices related to the prevailing market prices, or through private transactions at privately negotiated prices.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and, as such, will be subject to reduced public company reporting requirements.

Investing in our common stock involves substantial risks. You should carefully consider the matters discussed under “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 26, 2013

TABLE OF CONTENTS

   Page

PROSPECTUS SUMMARY

3

SUMMARY FINANCIAL DATA

5

RISK FACTORS

6

FORWARD LOOKING STATEMENTS

13

DILUTION

13

MARKET FOR COMMON STOCK

13

DIVIDEND POLICY

15

THE OFFERING - PLAN OF DISTRIBUTION

15

SELLING STOCKHOLDERS

17

CAPITALIZATION

18

LEGAL PROCEEDINGS

18

BUSINESS

18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

39

MANAGEMENT

42

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

46

DESCRIPTION OF SECURITIES

46

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

47

LEGAL MATTERS

47

EXPERTS

47

INTERESTS OF NAMED EXPERTS AND COUNSEL

47

WHERE YOU CAN FIND MORE INFORMATION

47

FINANCIAL STATEMENTS

 F-1

______________

As used in this prospectus, unless otherwise indicated, “we”, “us”, “our”, “Eastgate” and the “company” refer to Eastgate Acquisitions Corporation.

For convenience trademarks, service marks and trade names referred to in this prospectus may be without appropriate symbols, but such omissions are not intended to indicate in any way that the owner will not assert under applicable law to the fullest extent such owner's rights to these trademarks, service marks and trade names. This prospectus contains additional trade names, trademarks and service marks of other companies which to our knowledge are the property of their respective owners.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information provided in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.

Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. The rules of the SEC may require us to update this prospectus in the future.

PROSPECTUS SUMMARY

 This summary highlights information contained throughout this prospectus and is qualified in its entirety to the more detailed information and financial statements included elsewhere herein. This summary may not contain all the information that may be important to you. We are an “emerging growth company” under the federal securities laws and will therefore be subject to reduced public company reporting requirements. Before making an investment decision, you should read carefully the entire prospectus, including the information under the "Risk Factors" section and our financial statements and related notes.

Our Business

Eastgate Acquisitions Corporation, a Nevada corporation organized on September 8, 1999, has been a development stage company engaged in investigating prospective business opportunities with the intent to acquire or merge with one or more businesses.  In March 2002, we changed our corporate name to Talavera’s Fine Furniture in anticipation of making an acquisition.  However, the acquisition was not finalized and in November 2006, we changed our name back to Eastgate Acquisitions.  In October 2007, the name was changed to Eastgate Acquisitions Corporation and we continued our search for business opportunities.

On May 22, 2012, we finalized the Patent Acquisition Agreement (“Acquisition Agreement”) to acquire certain products, formulas, processes, proprietary technology and/or patents and patent applications related to pharmaceutical, nutraceutical, food supplements and consumer health products (collectively referred to as the “Acquired Products”).

In anticipation of the Acquisition Agreement, on March 6, 2012 we effected a forward stock split of our issued and outstanding shares of common stock on a 7.75 shares for one share basis. Prior to the forward stock split, we had 1.5 million shares of common stock issued and outstanding, which increased to 11,625,000 shares following the split.  All further references herein to our common stock will be on a post-split basis.

In exchange for the Acquired Products and technology, we issued at the closing to the seller, Anna Gluskin and/or her assigns, 10 million shares of Eastgate’s authorized, but previously unissued common stock, post-split.  The closing of the Acquisition Agreement was initially contingent upon realizing financing of $300,000, which was subsequently reduced to $50,000.

In addition to the 10 million shares of common stock issued to the seller, the Acquisition Agreement provided for the issuance of 10 million shares of common stock to other persons in consideration for services rendered and/or monies advanced to Eastgate. Those shares were issued to TGT Investment Management Inc. for expenses paid prior to the Acquisition Agreement for product development and for services to the company and in connection with finalizing the Acquisition Agreement.

Upon closing the Acquisition Agreement, we have become engaged in developing, formulating and ultimately commercializing innovative pharmaceutical, nutraceutical, food supplements and consumer health products. Our goal is to apply novel technologies in order to improve the efficacy of the Acquired Products, based on natural or well-established compounds.  It is our intention to complete formulation of the Acquired Products and to ultimately market commercialized products and compounds. We are a development stage company in the early phase of research and there is no assurance that we will be able to successfully formulate and commercialize any future products.

Our principal executive offices are presently located at 2681 East Parleys Way, Suite 204, Salt Lake City, Utah 84109 and our telephone number is (801) 322-3401.

Our Strategy

Our fundamental strategy is to develop novel patentable formulations of pharmaceutical products that can be used for treatment of various diseases and symptoms.  We believe that improving solubility of many biologically active compounds remains a serious problem for modern drug development because limited water solubility negatively affects absorption and, subsequently, bioavailability of these compounds. 1

In order to improve the solubility of poorly soluble drugs and explore new methods of delivery of existing drugs, our technologies when fully developed are intended to utilize (i) a self-nanoemulsifying approach for oral or topical use, and (ii) a delivery system with improved solubilization properties of incorporated compounds.

The Offering

Selling Stockholders

As of the date hereof, we have 31,625,000 shares of common stock issued and outstanding. Of those shares, 31,502,550 shares (approximately 99%) are held by affiliates of the company and 122,450 shares are held by non-affiliates.

The 472,450 shares being offered by selling stockholders represent approximately 1.5% of our total outstanding shares.  Of the 42 selling stockholders, 9 are considered affiliates and are offering a total of 350,000 shares hereunder, which is approximately 74.1% of the shares offered hereby and approximately 1.1% of the total issued and outstanding common stock.  The remaining 33 selling stockholders are considered non affiliates and are offering a total of 122,450 shares hereunder, which is approximately 25.9% of the shares offered hereby and approximately 0.4% of the total issued and outstanding shares.

Selling stockholders will initially offer their shares at $0.10 per share until such time as the shares are approved for and quoted on the OTCBB.  Thereafter, selling stockholders, to the extent a public market exists at such time, are expected to offer and sell shares primarily through public transactions at prices related to the prevailing market prices, or through private transactions at privately negotiated prices.

For a list of selling stockholders and the number of shares offered by each, please refer to the “Selling Stockholder” section.

Shares of common stock offered by the company – None

Shares of common stock, which may be sold by selling stockholders – 472,450 shares

Use of proceeds

We will not receive any proceeds from the resale of shares offered by the selling stockholders hereby, all of which proceeds will be paid to the selling stockholders.

Risk factors - The purchase of our common stock involves a high degree of risk as highlighted herein.

Trading Market – None.

Plan of distribution

Selling stockholders will initially offer their shares at $0.10 per share until the shares are approved for and quoted on the OTCBB.  Thereafter, to the extent a public market exists, we expect selling stockholders to offer and sell shares, from time-to-time, through public transactions at prices related to the prevailing market prices they consider appropriate.  Selling stockholders may also sell their shares through private transactions at privately negotiated prices. See "The Offering-Plan of Distribution."

Our Common Stock

We currently have an authorized capitalization of 100 million shares of common stock, par value $0.00001 per share, of which 31,625,000 shares are issued and outstanding.

SUMMARY FINANCIAL DATA

The following Eastgate financial information summarizes the more complete historical audited financial information, included at the end of this prospectus, for the years ended December 31, 2012 and 2011 and the unaudited financial information for the six months ended June 30, 2013 and 2012.

Statement of Operations Data
					From Inception on
	Six Months Ended	Six Months Ended	Year Ended	Year Ended	September 8, 1999 Through
	June 30, 2013	June, 2012	December 31, 2012	December 31, 2011	June 30, 2013
	(unaudited)	(unaudited)			(unaudited)

Revenues	$-	$-	$-	$-	$-

Total operating expenses	367,091	228,898	605,797	23,943	1,077,086

Interest expense	24,923	2,972	17,023	5,977	(59,136)

Net loss	$(392,014)	$(231,870)	$(622,820)	$(29,920)	$(1,136,222)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.03)	$(0.00)

Weighted average number of common shares outstanding	31,625,000	15,934,392	23,865,437	11,625,000

Other comprehensive loss	(37)	-	-	-

Comprehensive loss	$(392,051)	$(231,870)	$(622,820)	$(29,920)

Balance Sheet Data
	June 30, 2013	December 31, 2012	December 31, 2011
	(unaudited)
ASSETS
Cash	$1,814	$100,000	$-
Prepaid assets	-	4,500	-
Total current assets	1,814	104,500	-

Property and Equipment, net	60,907	-	-

Total assets	$62,721	$104,500	$-
LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$1,060,136	$713,508	$89,188
Capital lease obligation – long term	3,570	-	-
Total liabilities	1,063,706	713,508	89,188

STOCKHOLDERS' DEFICIT
Common Stock	316	316	116
Additional paid-in capital	134,884	134,884	32,084
Accumulated other comprehensive income	37	-	-
Deficit accumulated during the development stage	(1,136,222)	(744,208)	(121,388)

Total stockholders' equity (deficit)	$(1,000,985)	$(609,008)	$(89,188)

Total liabilities and stockholders' equity (deficit)	$62,721	$104,500	$-

RISK FACTORS

An investment in our common stock involves significant risks, and should not be made by anyone who cannot afford to lose his or her entire investment. You should consider carefully the following risks, together with all other information contained in this prospectus, before deciding to invest in our common stock. If any of the following events or risks should occur, our business, operating results and financial condition would likely suffer materially and you could lose all or part of your investment.

Risks Relating to Our Business

Our auditors have expressed a going concern modification to their audit report.

Our independent auditors include a modification in their report to our financial statements expressing that certain matters regarding the company raise substantial doubt as to our ability to continue as a going concern. Note 2 to the December 31, 2012 financial statements states that we have not established an ongoing source of revenues sufficient to cover our operating costs and allow us to continue as a going concern.  In order to continue as a going concern, we need, among other things, to secure additional capital resources to meet our operating expenses, which we plan to obtain from management and by seeking equity and/or debt financing. However management cannot provide any assurances that we will be successful in accomplishing any of our plans. If we are unable to obtain adequate capital, we could be forced to cease operations.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results, which could have a material adverse effect on our share price.

Effective internal controls are necessary for us to provide accurate financial reports. We are in the process of documenting and testing our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and related SEC rules. These regulations require, among other things, management to assess annually the effectiveness of our internal control over financial reporting.  During the course of this documentation and testing, we may identify significant deficiencies or material weaknesses that we may be unable to remediate before the deadline for those reports. If our controls fail or management or our independent auditors conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and negatively affect the value of our shares. Also, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

We have identified a lack of adequate segregation of duties and absence of an audit committee as a material weakness in our internal controls, which could cause stockholders and prospective investors to lose confidence in the reliability of our financial reporting.

We currently have limited segregation of duties among our officers and employees with respect to the preparation and review of financial statements, which is a material weakness in internal controls. If we fail to maintain an effective system of internal controls, we may not be able to accurately report financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in the company's financial reporting which could harm the trading price of our shares.

The company and our independent public accounting firm have identified this as a material weakness in the company's internal controls. The company intends to remedy this material weakness by hiring additional employees and reallocating duties, including responsibilities for financial reporting, among the employees as soon as there are sufficient resources available. However, until such time, this material weakness will continue to exist.

We have a limited operating history and have not recorded revenues or operating profits since inception.

Although the company was formed in 1999, we have had only limited operations and no revenues since inception.  We are deemed a development stage company, which is considered inherently more risky than established companies.  Because we have no earnings history and there is no assurance that we will realize future revenues, there is substantial doubt as to whether we will achieve profitability.  If we are unsuccessful in the development and commercialization of our proposed products and technology, the negative effect on our business would be substantial and our future would be questionable.

We anticipate needing additional financing in order to accomplish our business plan.

At September 25, 2013, we had cash on hand of $455 the result of a loan from our CEO.  Management estimates that we will require approximately an additional $5,000,000 over the next twelve months to fully implement our current business plan.  We expect to incur numerous expenses in our efforts to develop and eventually commercialize our proposed products. There is no assurance that we will be able to secure necessary financing, or that any financing available will be available on terms acceptable to us, or at all.  Also, any additional offerings of our common stock will dilute the holdings of our then-current stockholders. If necessary, our directors or other stockholders may agree to loan funds to the company, although there are no formal agreements to do so.  If we are unable to raise sufficient capital, we would not be able to continue our product development and we would likely have to curtail operations.

Our future success depends on our ability to develop products and technology and ultimately generate revenues from their commercialization, which may be subject to many factors.

Our operations to date have been limited to acquiring the Acquired Products and organizing and staffing our company.  Our prospective products are in the early stage of development and we have not yet demonstrated the ability to successfully develop and market any products.  The potential to generate future revenues and profits from our business depends on many factors, including, but not limited to the following:

●

our ability to secure adequate funding to develop our proposed products and technology into commercially viable products and to obtain regulatory approval of our products;

●

our ability to market those products;

●

the cost and expenses associated with developing products and gaining regulatory approvals;

●

the size and timing of future customer orders, product delivery and customer acceptance, if required;

●

the costs of maintaining and expanding operations;

●

our ability to compete with existing and new entities that offer the same or similar products; and

●

our ability to attract and retain a qualified work force as business warrants.

There can be no assurance that we will be able to achieve any of the foregoing factors or realize revenues and profitability in the immediate future, or at any time.

Due to legal and factual uncertainties regarding the scope and protection afforded by patents and other proprietary rights, we may not have meaningful protection from competition.

Our long-term success will substantially depend upon our ability to protect our proprietary technologies from infringement, misappropriation, discovery and duplication and avoid infringing the proprietary rights of others. Our patent rights and the patent rights of biotechnology and pharmaceutical companies in general, are highly uncertain and include complex legal and factual issues. These uncertainties also mean that any patents that we own or will obtain in the future could be subject to challenge and, even if not challenged, may not provide us with meaningful protection from competition. Due to ongoing capital needs, we may not possess the financial resources necessary to enforce our patents. Patents already issued to us or our pending applications may become subject to dispute, and any dispute could be resolved against us.

If our patents are determined to be unenforceable or expire, or if we are unable to obtain new patents based on current patent applications or for future inventions, we may not be able to prevent others from using our intellectual property.

Our future success will depend in part on our ability to:

●

obtain and maintain patent protection with respect to our products;

●

prevent third parties from infringing upon our proprietary rights;

●

maintain trade secrets;

●

operate without infringing upon the patents and proprietary rights of others; and

●

obtain appropriate licenses to patents or proprietary rights held by third parties if infringement would otherwise occur.

We have certain pending patent applications with the United States Patent and Trademark Office, specifically on our Nano E-drops and Anticonvulsant oral spray.  We may not be successful in securing final patents on these or other products or be able to maintain or extend the patents if necessary. There can be no assurance that any patents issued to us will not be challenged, invalidated, infringed on or circumvented, or that the rights granted thereunder will provide competitive advantages to us.

If we fail to obtain necessary regulatory approvals, we may not be allowed to commercialize our proposed products and we will not generate revenues.

Satisfaction of all regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product candidate, and requires the expenditure of substantial resources for research, development and testing.  Our research and clinical approaches may not lead to products or drugs that the U.S. Food and Drug Administration (“FDA”) considers safe for humans and effective for indicated uses.  The FDA may require us to conduct additional clinical testing, in which case we would have to expend additional time and resources. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

●

delay commercialization of, and product revenues from, our product candidates;

●

impose costly procedures on us; and

●

diminish the competitive advantages that we would otherwise enjoy.

In foreign jurisdictions, we may have to receive marketing authorizations from the appropriate regulatory authorities before we can commercialize and market our proposed products. Foreign regulatory approval processes generally include all of the aforementioned requirements and risks associated with regulatory approval in the United States.

If we are unable to obtain requisite regulatory approvals, we would be unable to commercialize our products or to realize any future revenues.  This would have a material adverse effect on our business and we may be forced to cease operations.

We may not be able to maintain necessary confidentiality of our technology and proprietary information.

Patent applications in the U.S. are confidential for a period of time until they are published.  Publication of discoveries in scientific or patent literature typically lags actual discoveries by several months. As a result, we cannot be certain that the inventors listed in any patent or patent application owned by us were the first to conceive of the inventions covered by such patents and patent applications, or that such inventors were the first to file patent applications for such inventions.

We also may rely on unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position, which we may seek to protect, in part, by confidentiality agreements. Presently, we do not have any such agreements. There can be no assurance, however, that future agreements will not be breached, that we will have adequate remedies for any breach, or that trade secrets will not otherwise become known or be independently discovered by competitors.

Our product development program may not be successful.

In addition to the development of the Acquired Products, we expect to pursue development of other potential products in the future.  None of our potential pharmaceutical product candidates have commenced clinical trials and there are a number of FDA requirements that we must satisfy in order to commence clinical trials. These requirements will require substantial time, effort and financial resources. We may never satisfy these requirements. In addition, prior to commencing any trials of a drug candidate, we must evaluate whether a market exists for a particular candidate. This is costly and time consuming, and any market studies we rely on may not be accurate. We may expend significant capital and other resources on a candidate and find that no commercial market exists for the drug.  Even if we are not required to obtain FDA pre-market approval for our potential product candidates, we will still be subject to a number of federal and state regulations, including regulation by the FDA and the Federal Trade Commission on any marketing claims we make and, we may be unable to satisfy these requirements. As a result, we may never successfully develop and obtain approval to market and sell any of our potential product candidates. Even if we do develop and obtain approval to market and sell such product candidates, we may be unable to compete against the many products and treatments currently being offered or under development by other established, well-known and well-financed cosmetic, health care and pharmaceutical companies.

If we are unable to rely upon the FDA’s accelerated approval process for certain pharmaceutical products, our plans to market some or all of our proposed pharmaceutical products may be jeopardized severely.

We intend to rely upon Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act to obtain approval for certain pharmaceutical products without conducting the full complement of safety and efficacy trials mandated by the FDA. Section 505(b)(2) is available for drugs that are similar or equivalent to ones already approved by the FDA.  An applicant may use an original filer’s information and rely on published studies to demonstrate the safety and effectiveness of a new drug based on a known compound. This could possibly decrease requirements for preclinical investigations and clinical testing, accelerate the clinical approval process, shorten the time to market, and simplify the steps of the product development process. Initially, we intend to apply our technology only to known compounds previously approved by the FDA. Thus, we believe that Section 505(b)(2) could be available to us, which would likely decrease requirements for preclinical investigations and clinical testing and accelerate the overall approval process for our products. There can be no assurance that any of our proposed products will qualify for 505(b)(2) approval, or that we will be successful in completing the shortened approval process for any pharmaceutical product.  Our inability to rely upon Section 505(b)(2) would significantly increase development expenses and approval time for our proposed products, which would negatively affect our business plan and our ability to ultimately market our proposed products.

Government agencies may establish and promulgate guidelines that directly apply to our products that may affect the use of our drugs.

Government agencies, professional societies, and other groups may establish guidelines that could apply to our potential future products and technologies. These guidelines could address such matters as usage and dose of our products, among other factors. Application of such guidelines could mitigate the potential use of our products.

If ultimately approved, there is no guarantee that the marketplace will accept any of our proposed products. If we are not successful in introducing products or if the market does not accept our products, our business, financial position, results of operations and stock price would be materially and adversely affected.

Even if we ultimately obtain regulatory approvals for our proposed products, uncertainty exists as to whether the market will accept them. A number of factors may limit market acceptance, including timing of regulatory approvals and market entry relative to competitive products, availability of alternative products, pricing, availability of third party reimbursement and the extent of our marketing efforts. We cannot assure you that any of our products will receive regulatory approval or that any products will achieve market acceptance in a commercially viable period of time, if at all. We cannot be certain that any investment made in developing products will be recovered, even if we are successful in commercialization. To the extent that we expend significant resources on research and development efforts and are not able, ultimately, to introduce successful new products, our business will be materially and adversely affected and the market value of our common stock would decline.

We may not become or remain profitable even if our products are approved for sale.

Even if we obtain regulatory approval to market our pharmaceutical products or product candidates, many factors may prevent the products from ever being sold in commercial quantities. Some of these factors are beyond our control, such as:

●

acceptance of the formulation or treatment by health care professionals and patients;

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the availability, effectiveness and relative cost of alternative treatments that may be developed by competitors; and

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the availability of third-party (i.e. insurer and governmental agency) reimbursements.

We must depend upon others for marketing and distribution of products. It may become necessary to enter into contracts that limit our potential benefits and control we have over our products. We intend to rely on collaborative arrangements with one or more other companies that possess strong marketing and distribution resources to perform these functions for us, although we have not finalized any such agreements to date. In addition, we will not have the same control over marketing and distribution that we would have if we conducted these functions ourselves.

We may not be able to compete with remedies now being marketed and developed, or which may be developed and marketed in the future by other companies.

Our products, upon development and commercialization will compete with existing and new therapies and treatments. Numerous pharmaceutical, biotechnology and drug delivery companies, hospitals, research organizations, individual scientists and non-profit organizations are engaged in the development of alternatives to our technologies. Most all of these companies have greater research and development capabilities, experience, manufacturing, marketing, financial and managerial resources than we do. Collaborations or mergers between large pharmaceutical or biotechnology companies with competing drug delivery technologies could enhance our competitors’ financial, marketing and other resources. Developments by other drug delivery companies could make our products or technologies uncompetitive or obsolete. Accordingly, our competitors may succeed in developing competing technologies, obtaining FDA approval for products or gaining market acceptance more rapidly than we can.

If government programs and insurance companies do not agree to pay for or reimburse patients for our pharmaceutical products following their approval, our success will be negatively impacted.

Sales of our potential pharmaceutical products in U.S. and other markets, considering such products are approved, will depend in part on the availability of reimbursement by third-party payers such as government health administration authorities, private health insurers and other organizations. Third-party payers often challenge the price and cost-effectiveness of medical products and services. Governmental approval of health care products does not guarantee that these third-party payers will pay for the products. Even if third-party payers do accept our future product, the amounts they pay may not be adequate to enable us to realize a profit. Legislation and regulations affecting the pricing of pharmaceuticals may change before our products are approved for marketing and any such changes could further limit reimbursement.

We face significant product liability risks, which may have a negative effect on our financial condition.

The administration of drugs or treatments to humans, whether in clinical trials or commercially, can result in product liability claims whether or not the drugs or treatments are actually at fault for causing an injury. Furthermore, if ultimately approved our pharmaceutical products may cause, or may appear to have caused, serious adverse side effects (including death) or potentially dangerous drug interactions that we may not learn about or understand fully until the drug or treatment has been administered to patients for some time. Product liability claims can be expensive to defend and may result in large judgments or settlements against us, which could have a severe negative effect on our financial condition.

Developments by competitors may render our products or technologies obsolete or non-competitive.

Alternative technologies and products similar to ours are being developed by other companies. Some of these products may be in clinical trials or are awaiting approval from the FDA. In addition, companies that sell generic products represent substantial competition. Most competitors have greater capital resources, larger research and development staffs and facilities and more experience in drug development and in obtaining regulatory approvals.  These organizations also compete with us to attract qualified personnel and partners for acquisitions, joint ventures or other collaborations. If we are unable to successfully compete with these other companies, our business will be negatively affected.

We are dependent upon our directors, officer and consultants, the loss of any of whom would negatively affect our business.

We are dependent upon the efforts of our directors, officers and consultants to operate our business. Should any of these persons leave or otherwise be unable to perform their duties, or should any consultant cease their activities for any reason before qualified replacements could be found, there could be material adverse effects on our business and prospects. We have not entered into employment agreements with any individuals and do not maintain key-man life insurance. Unless and until additional employees are hired, our attempt to manage our projects and meet our obligations with such a limited staff could have material adverse consequences, including without limitation, a possible failure to meet a contractual or SEC deadline or other business related obligation.

 We may not be able to manage future growth effectively, which could adversely affect our operations and financial performance.

The ability to manage and operate our business as we execute our business plan will require effective planning. Significant future rapid growth could strain management and internal resources that would adversely affect financial performance. We are in the early phase of research and we may not be able to successfully formulate and commercialize any future products. If we do succeed in finalizing and marketing any of our proposed products, we anticipate that potential future growth could place a significant strain on personnel, management systems, infrastructure and other resources. Our ability to manage future growth effectively will also require attracting, training, motivating, retaining and managing new employees and continuing to update and improve operational, financial and management controls and procedures. If we do not manage growth effectively, our operations could be adversely affected resulting in slower growth and a failure to achieve or sustain profitability.

Being a public company involves increased administrative costs, which could result in lower net income and make it more difficult for us to attract and retain key personnel.

As a public company subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act,”) we incur significant legal, accounting and other expenses.  The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, require changes in corporate governance practices of public companies. We expect these new rules and regulations will increase our legal and financial compliance costs and make some activities more time consuming. For example, in connection with being a public company, we may have to create new board committees, implement additional internal controls and disclose controls and procedures, adopt an insider trading policy and incur costs relating to preparing and distributing periodic public reports. These rules and regulations could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee.

The recently enacted JOBS Act reduces certain disclosure requirements for “emerging growth companies,” thereby decreasing related regulatory compliance costs. We qualify as an emerging growth company as of the date of this offering and may continue to qualify as an “emerging growth company” for up to five years. However, we would cease to qualify as an emerging growth company if:

●

we have annual gross revenues of $1.0 billion or more in a fiscal year;

●

we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or

●

we become a “large accelerated filer”, defined by the SEC as a company with a word-wide public float of its common equity of $700 million or more.

Upon the occurrence of any of the above, we would not be able to take advantage of the reduced regulatory requirements and any associated cost savings.

Risks Relating to the Offering and Ownership of Our Common Stock

Currently, there is no public market for our common stock and there can be no assurance that any public market will ever develop or that our stock will be quoted for trading.

As of the date of this prospectus, there has not been any established trading market for our common stock and there is currently no public market whatsoever for our shares.  We intend to contact a broker/dealer to make an initial application to FINRA to have our common shares quoted on the OTCBB.  There can be no assurance that FINRA will approve the application or, if approved, that any market for our common stock will develop.  If a trading market does develop, we cannot predict the extent to which investor interest will result in an active, liquid trading market.

We do not anticipate our common stock to be followed by any market analysts and, most likely, only a few institutions would act as market makers for our shares.  Either of these factors could adversely affect the liquidity and trading price of our common stock.  Until an orderly market develops, if ever, the price at which the shares trade will probably fluctuate significantly.  Share price will likely be determined in the market and may be influenced by many factors including liquidity, business developments, investor perception and general economic and market conditions.  No assurance can be given that an orderly or liquid market for our shares will be developed or maintained.  Because of the anticipated low price of our common stock, many brokerage firms may not be willing to effect transactions in our common stock.

The stock price of our common stock in the public market may be volatile and subject to numerous factors.

There can be no assurance that our common stock will be accepted for quotation on the OTCBB or that an active trading market for our shares will ever develop or be maintained.  Accordingly, even if a market is created it could be difficult for holders of our common stock to liquidate their shares.  Any trading market for our shares will most likely be very volatile and subject to numerous factors, many beyond our control.  Some factors that may influence the price of our shares are:

●

our ability to develop our patents and technology into commercially viable products;

●

our ability to achieve and maintain profitability;

●

changes in earnings estimates and recommendations by financial analysts;

●

actual or anticipated variations in our quarterly and annual results of operations;

●

changes in market valuations of similar companies;

●

announcements by us or our competitors of significant contracts, new products or drugs, acquisitions, commercial relationships, joint ventures or capital commitments; and

●

general market, political and economic conditions.

In the past, following periods of extreme volatility in the market price of a particular company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert management's time and attention, which would otherwise be used to benefit our business.

Any trading market that may develop could be restricted because of state securities “Blue Sky” laws that prohibit trading absent compliance with individual state laws.

Transfer of our common stock may be restricted under the securities laws promulgated by various states and foreign jurisdictions, commonly referred to as Blue Sky laws. Individual state Blue Sky laws could make it difficult or impossible to sell our common stock in those states. A number of states require that an issuer’s securities be registered in their state, or appropriately exempted from registration, before the securities can trade in that state.  We have no immediate plans to register our securities in any particular state. Absent compliance with such laws, our common stock may not be traded in such jurisdictions.  Whether stockholders may trade their shares in a particular state is subject to various rules and regulations of that state.

Future operating results are difficult to predict.

We will likely experience significant quarter-to-quarter fluctuations in revenues, if any, and net income (loss) in the future. Until we are able to emerge from the development stage, we are not likely to realize any significant revenues and our quarter-to-quarter comparisons of historical operating results will not be a good indication of future performance. It is likely that in some future quarter, operating results may fall below the expectations of securities analysts and investors, which could have negative impact on the price of our common stock.

Effective voting control of our company is held by directors and certain principal stockholders.

Approximately 99% of our outstanding shares of common stock are held by directors and a small number of principal (5%) stockholders. In particular, Anna Gluskin, our CEO and director, owns 3,500,000 shares and Geoff Williams, a director owns 4,635,000 shares, which represent 11.1% and 14.7% of our outstanding shares, respectively, and TGT Investment Management Inc., a principal stockholder, owns 10,000,000 shares, or 31.6%. These persons have the ability to exert significant control in matters requiring stockholder vote and may have interests that conflict with other stockholders. As a result, a relatively small number of stockholders acting together, have the ability to control all matters requiring stockholder approval, including the election of directors and approval of other significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company. It could also deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and it may affect the market price of our common stock.

We do not expect to pay dividends in the foreseeable future, which could make our stock less attractive to potential investors.

We anticipate that we will retain any future earnings and other cash resources for operation and business development and do not intend to declare or pay any cash dividends in the foreseeable future. Any future payment of cash dividends will be at the discretion of our board of directors after taking into account many factors, including operating results, financial condition and capital requirements. Corporations that pay dividends may be viewed as a better investment than corporations that do not.

Future trading in our shares will most likely be subject to certain "penny stock” regulation, which could have a negative effect on the price of our shares in the marketplace.

In the event our common stock is approved for quotation of the OTCBB or other marketplace, of which there can be no assurance, trading will likely be subject to certain provisions and broker-dealer requirements, commonly referred to as penny stock rules, promulgated under the Exchange Act.  A penny stock is generally defined to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions.  These sales practice provisions may require a broker dealer to:

●

make a special suitability determination for purchasers of penny stocks;

●

receive the purchaser's prior written consent to the transaction; and

●

deliver to a prospective purchaser of a penny stock, prior to the first transaction, a risk disclosure document relating to the penny stock market.

Consequently, penny stock rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock, which would affect the ability of stockholders to sell their shares.  Broker-dealers may consider these requirements to be too cumbersome and impact their willingness to make a market in our shares.  Also, many prospective investors may not want to get involved with the additional administrative requirements, which may have a material adverse effect on the trading of our shares.

Future sales or the potential for sale of a substantial number of shares of our common stock could cause our market value to decline.

As of the date of this prospectus, we have 31,625,000 shares of common stock outstanding, of which 472,450, shares, or approximately 1.5% of the total outstanding, are being offered by selling stockholders under this prospectus.  The shares offered by selling stockholders will be freely tradable without restriction upon the effectiveness of our registration statement.

Of the remaining shares outstanding, 31,152,550 shares are considered restricted securities and may be sold only pursuant to a registration statement or the availability of an appropriate exemption from registration, such as Rule 144. Our stockholders may not avail themselves to Rule 144 until May 29, 2013. Sales of a substantial number of these restricted shares in the public markets, or the perception that these sales may occur, could cause the market price of our common stock to decline and materially impair our ability to raise capital through the sale of additional equity securities.

In the event we issue additional common stock in the future, current stockholders could suffer immediate and significant dilution, which could have a negative effect on the value of their shares.

We are authorized to issue 100 million shares of common stock, of which 68,375,000 shares are unissued.  Our board of directors has broad discretion for future issuances of common stock, which may be issued for cash, property, services rendered or to be rendered, or for several other reasons. We also could possibly issue shares to make it more difficult or to discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations the board determines that a takeover proposal was not in the company's best interests, unissued shares could be issued by the board without stockholder approval. This might prevent, or render more difficult or costly, completion of an expected takeover transaction.

We do not presently contemplate additional issuances of common stock in the immediate future, except to raise addition capital, although we presently do not have an agreement or understanding to sell additional shares. Our board of directors has authority, without action or vote of our stockholders, to issue all or part of the authorized but unissued shares. Any future issuance of shares will dilute the percentage ownership of existing stockholders and likely dilute the book value of the common stock, which could cause the price of our shares to decline and investors in the shares to lose all or a portion of their investment.

The existence of warrants, options, debentures or other convertible securities would likely dilute holdings of current stockholders and new investors.

As of the date of this prospectus, there are no options, warrants or other rights outstanding to purchase our common stock.  If management decides to issue convertible securities, such as funding instruments or incentive options to key employees, the existence of these convertibles may hinder future equity offerings. The exercise of outstanding options or convertible securities would further dilute the interests of all of our existing stockholders. Future resale of common shares issuable on the exercise of convertible securities may have an adverse effect on the prevailing market price of our common stock. Furthermore, holders of convertible securities may have the ability to exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favourable to us.

As an “emerging growth company,” we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. Accordingly, we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies. Additionally, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to take advantage of the benefits of this extended transition period and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

As long as we are an emerging growth company, we cannot predict if investors will find our common stock less attractive because we may rely on exemptions provided by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

FORWARD-LOOKING INFORMATION

This prospectus contains certain forward-looking statements relating to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will” “should," “expect," "intend," "plan," anticipate," "believe," "estimate," "predict," "potential," "continue," or similar terms, variations of such terms or the negative of such terms. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including those risks discussed in the “Risk Factors” section beginning on page 6. Although forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment, actual results could differ materially from those anticipated in such statements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

DILUTION

We are not offering or selling any of the shares of common stock in this offering.  All of the offered shares are held by selling stockholders and, accordingly, no dilution will result from the sale of the shares.

MARKET FOR OUR COMMON STOCK

There is not currently, nor has there ever been, a public trading market for our common stock.  As of the date hereof, there are approximately 43 stockholders of record of our common stock. We are requesting a broker/dealer to make an initial application to FINRA to have our shares quoted on the OTCBB.  The application consists of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Exchange Act.

Inclusion on the OTCBB will permit price quotations for our shares to be published by that service, although we do not anticipate a public trading market in our shares in the immediate future.  Except for the application to the OTCBB, we have no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of our securities. There can be no assurance that our shares will be accepted for quotation and trading on the OTCBB or any other recognized trading market. Also, there can be no assurance that a public trading market will develop following acceptance by the OTCBB or at any other time in the future or, that if such a market does develop, that it can be sustained.

The ability of individual stockholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, we have no plans to register our securities in any particular state.

Penny Stock Rule

It is unlikely that our securities will be listed on any national or regional exchange or The Nasdaq Stock Market in the foreseeable future.  Therefore our shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule.  Section 15(g) sets forth certain requirements for broker-dealer transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions.  Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is:

●

registered and traded on a national securities exchange meeting specified criteria set by the SEC;

●

authorized for quotation on The Nasdaq Stock Market;

●

issued by a registered investment company;

●

excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or

●

exempted from the definition by the SEC.

Broker-dealers who sell penny stocks to persons other than established customers and accredited investors, are subject to additional sales practice requirements.  An accredited investor is generally defined as a person with assets in excess of $1,000,000, excluding their principal residence, or annual income exceeding $200,000, or $300,000 together with their spouse.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and receive the purchaser's written consent to the transaction prior to the purchase.  Additionally, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market.  A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.  Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of stockholders to sell their shares.

These requirements may be considered cumbersome by broker-dealers and impact the willingness of a particular broker-dealer to make a market in our shares, or they could affect the value at which our shares trade. Classification of the shares as penny stocks increases the risk of an investment in our shares.

 Rule 144

A total of 31,152,550 shares of our common stock presently outstanding and not being registered for resale under this prospectus, are deemed to be “restricted securities” as defined by Rule 144 under the Securities Act of 1933 (the “Securities Act”). Rule 144 is the common means for a stockholder to resell restricted securities and for affiliates, to sell their securities, either restricted or non-restricted control shares. The SEC amended Rule 144, effective February 15, 2008.

Under the amended Rule 144, an affiliate of a company filing reports under the Exchange Act who has held their shares for more than six months, may sell in any three-month period an amount of shares that does not exceed the greater of:

●

 the average weekly trading volume in the common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale, or

●     1% of  the shares then outstanding.

Sales by affiliates under Rule 144 are also subject to certain requirements as to the manner of sale, filing appropriate notice and the availability of current public information about the issuer.

A non-affiliate stockholder of a reporting company who has held their shares for more than six months, may make unlimited resales under Rule 144, provided only that the issuer has available current public information about itself.  After a one-year holding period, a non-affiliate may make unlimited sales with no other requirements or limitations.

An important exception to the availability of the amended Rule 144 is that Rule 144 is not available for either a reporting or non-reporting shell company, unless the company:

●

has ceased to be a shell company;

●

is subject to the Exchange Act reporting obligations;

●

has filed all required Exchange Act reports during the preceding twelve months; and

●

at least one year has elapsed from the time the company filed with the SEC, current Form 10 type information reflecting its status as an entity that is not a shell company.

Because we were classified as a “shell” company, stockholders who currently hold restricted shares of common stock, will not be able to rely on Rule 144 until one year after we ceased to be a shell company and have filed with the SEC adequate information that we are no longer a shell company. On May 29, 2012, we filed a Form 8-K Current Report announcing that were completed the Acquisition Agreement and that we were no longer considered a shell company.  The information included in the Form 8-K was intended to be adequate information that would otherwise be included in a registration statements.  Accordingly, our stockholders, both affiliates and non affiliates, will be eligible to use Rule 144 after May 29, 2013, one year from the initial filing of the Form 8-K.

We cannot predict the effect any future sales under Rule 144 may have on the market price of our common stock, if a market for our shares develops, but such sales may have a substantial depressing effect on such market price.

DIVIDEND POLICY

We have never declared cash dividends on our common stock, nor do we anticipate paying any dividends on our common stock in the future.

THE OFFERING – PLAN OF DISTRIBUTION

Commencing the date of this prospectus, selling stockholders identified herein may offer and sell up to 472,450 shares of our common stock. Selling stockholders will initially offer their shares at $0.10 per share until such time as the shares are approved for and quoted on the OTCBB. Thereafter, the shares will be offered at market prices, if a market develops, or at privately negotiated prices. There is currently no trading market or quoted price for our stock. The above offering price has been arbitrarily determined without any relation to factors such as a value determination, price earnings ratio, book value, or any other objective criteria.

Contemporaneously with the filing of the registration statement, to which this prospectus relates, we will request that a broker-dealer submit an application to have our shares quoted on the OTCBB.  There can be no assurance that our shares will be accepted by the OTCBB, or that an active market for our shares will be established.

The term "selling stockholders" includes pledges, transferees or other successors-in-interest selling shares received from the selling stockholders as pledges, assignees, borrowers or in connection with other non-sale-related transfers. This prospectus may also be used by transferees of selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales. Selling stockholders will act independently of the company in making decisions with respect to the timing, manner and size of each sale or non-sale related transfer. We will not receive any of the proceeds from sales by the selling stockholders.

At such time when our shares are approved for quotation on the OTCBB, we expect selling stockholders will sell their shares primarily through the over-the-counter at prevailing market prices. Selling stockholders may sell, from time-to-time in, one or more transactions at or on any stock exchange, market or trading facility on which the shares are traded, or in private transactions. Sales may be made at fixed or negotiated prices, and may be affected by means of one or more of the following transactions, which may involve cross or block transactions:

●	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	Privately negotiated transactions;

●	settlement of short sales;

●	transactions in which broker-dealers may agree with one or more selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

●	a combination of any of the above or any other method permitted pursuant to applicable law.

 Selling stockholders may also sell shares under existing exemptions under the Securities Act, such as Rule 144 if available, rather than under this prospectus. Each selling stockholder has the sole discretion to not accept any purchase offer or make any sale if they deem the purchase price to be unsatisfactory at a particular time. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

Broker-dealers engaged by selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser in amounts to be negotiated. Selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with sales of common stock or interests therein, selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales in the course of hedging the positions they assume. Selling stockholders may engage in short sales, puts and calls or other transactions in our shares or derivatives of our securities, and may sell and deliver shares in connection with these transactions.

Selling stockholders and broker-dealers or agents involved in an arrangement to sell any of the offered shares may, under certain circumstances, will be deemed an "underwriter" within the meaning of the Securities Act. Any profit on such sales and any discount, commission, concession or other compensation received by any such underwriter, broker-dealer or agent, may be deemed an underwriting discount and commission under the Exchange Act. No selling stockholder has informed us that they have an agreement or understanding, directly or indirectly, with any person to distribute the common stock. If a selling stockholder notifies us that they have a material arrangement with a broker-dealer for the resale of their shares, we will be required to amend the registration statement, of which this prospectus is a part, and file a prospectus supplement to describe such arrangement.

We have agreed to pay all fees and expenses related to the registration of the common stock, including SEC filing fees. Each selling stockholder will be responsible for all costs and expenses in connection with the sale of their shares, including brokerage commissions or dealer discounts. We will indemnify selling stockholders against certain losses, claims, damages and liabilities, including certain liabilities under the Securities Act.

Common shares sold pursuant to this prospectus will be considered freely tradable in the hands of persons acquiring the shares, other than our affiliates.

Selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of our common stock by them. The foregoing may affect the marketability of such securities. To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

Selling stockholders and others participating in the sale or distribution of the shares offered hereby, are subject to Regulation M of the Exchange Act. With certain exceptions, Regulation M restricts certain activities of, and limits the timing of purchases and sales of shares by, selling stockholders, affiliated purchasers and any broker-dealer or other person participating in the sale or distribution. Under Regulation M, these persons are precluded from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security subject to the distribution until the distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of these limitations may affect the marketability of the shares offered by this prospectus.

No selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

SELLING STOCKHOLDERS

We are registering the common stock offered for resale pursuant to this prospectus in order to afford stockholders the opportunity to sell their shares in a public transaction. Selling stockholders are offering up to 472,450 shares of our common stock. The following table provides information regarding the beneficial ownership of our common stock being offered by selling stockholders. Each selling stockholder’s percentage of ownership depicted below is based on 31,625,000 shares outstanding as of the date of this prospectus. The table includes the number of shares owned beneficially by each selling stockholder, the number of shares that may be offered for resale and the number of shares to be owned beneficially by each selling stockholder after the offering. The table has been prepared on the assumption that all the shares of common stock offered hereby will be sold.

Of the 472,450 shares offered, 350,000 shares (74.1%) are being offered by 9 stockholders considered to be affiliates, whether as an officer, director, promoter or principal (5%) stockholders.  These stockholders are as follows:

Directors

Anna Gluskin

50,000 shares

Mirjana Hasanagic

25,000 shares

Brian Lukian

25,000 shares

Geoff Williams

50,000 shares

Officers

Joseph Schwarz

25,000 shares

Michael Weisspapir

25,000 shares

5% Stockholders

Edward Cowle

50,000 shares

TGT Investment

50,000 shares

H. Deworth Williams

50,000 shares

In computing the number of shares beneficially owned by a selling stockholder and the percentage ownership of that selling stockholder, we have included all shares of common stock owned or beneficially owned by that selling stockholder. Each selling stockholder may offer shares for sale, from time-to-time, in whole or in part. Except where otherwise noted, each selling stockholder named below has, to the best of our knowledge, sole voting and investment power with respect to the shares beneficially owned by them.

Any or all of the securities listed below may be retained by any of the selling stockholders and, therefore, no accurate forecast can be made as to the number of securities that will be held by the selling stockholders upon termination of this offering. The selling stockholders are not making any representation that any shares covered by this prospectus will be offered for sale.

Beneficial Ownership Name	Number of Shares Owned	Number of Shares Being Registered	Number of Shares Owned After Offering	Percentage After Offering
Behan, Tom	3,100	3,100	0	0.00%
Benson, Brett	3,100	3,100	0	0.00%
Cowle, Edward	4,650,000	50,000	4,600,000	14.55%
Dansby, Robert	3,100	3,100	0	0.00%
Dempsey, Bob	3,100	3,100	0	0.00%
Gluskin, Anna	3,500,000	50,000	3,450,000	10.91%
Griffin, Jeane	3,100	3,100	0	0.00%
Hasanagic, Mirjana	2,000,000	25,000	1,975,000	6.25%
Juliano, Jo	3,100	3,100	0	0.00%
Juliano, John	3,100	3,100	0	0.00%
Kelly, Rose Mary	3,100	3,100	0	0.00%
Lukian, Brian	500,000	25,000	475,000	1.50%
Mancini, Robyn	3,100	3,100	0	0,00%
Miller, Dale	3,100	3,100	0	0.00%
Miller, Jean	3,100	3,100	0	0.00%
Ott, Bernadette	3,100	3,100	0	0.00%
Patterson, Janis	3,100	3,100	0	0.00%
Price, John	3,100	3,100	0	0.00%
Ruzicka, Andrea	3,100	3,100	0	0.00%
Ruzicka, Jim	3,100	3,100	0	0.00%
Schwarz, Joseph	2,000,000	25,000	1,975,000	6.25%
Smith, Rocky	3,100	3,100	0	0.00%
Snow, Jeannie	3,100	3,100	0	0.00%
Snow, Michelle	3,100	3,100	0	0.00%
Snow, Ron	3,100	3,100	0	0.00%
Steeley, Jill Marie	3,100	3,100	0	0.00%
TGT Investment Management Inc. (1)	10,000,000	50,000	9,950,000	31.46%
Walker, Tom	3,100	3,100	0	0.00%
Walter, Sharon	3,100	3,100	0-	0.00%
Weisspapir, Michael	2,000,000	25,000	1,975,000	6.25%
Wells, Pete	3,100	3,100	0	0.00%
Wheeler, Haley	3,100	3,100	0	0.00%
Wheeler, Scott	3,100	3,100	0	0.00%
Wheeler, Tonya	3,100	3,100	0	0.00%
Wilkins, Laura	3,100	3,100	3,100	0.00%
Wilkins, Sandra	3,100	3,100	0	0.00%
Williams, Amanda	3,100	3,100	0	0.00%
Williams, Dave	3,100	3,100	0	0.00%
Williams, H. Deworth	2,202,550	50,000	2,152,550	6.81%
Williams, Geoff	4,650,000	50,000	4,600,000	14.55%
Williams, Nate	3,100	3,100	0	0.00%
Winderman, Harry	23,250	23,250	0	0.00%

Notes to Table:

(1)

TGT Investment Management Inc. is privately held investment holding company, of which investment and voting control is held by Rose Perri.

CAPITALIZATION

The following table sets forth our actual capitalization at June 30, 2013. This table should be read in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus.

June 30, 2013
(Unaudited)

Common stock: 100,000,000 shares authorized,

Par value of $0.00001; 31,625,000 shares issued and outstanding	316
Additional paid-in capital	134,884

Deficit accumulated during development stage

                (1,136,222)

Total stockholders' deficit	$ (1,000,985)

LEGAL PROCEEDINGS

From time-to-time, we may be involved in various claims, lawsuits, and disputes with third parties incidental to the normal operations of our business. As of the date of this prospectus, we are not aware of any material claims, lawsuits, disputes with third parties or regulatory proceedings that would have a material affect on our company.

BUSINESS

We are primarily engaged in the development of novel formulations of natural compounds and pharmaceutical products. We intend to accomplish this by developing our proprietary self-emulsifying drug delivery systems, predominantly forming nanoemulsions. Although we have not finalized any products and are in the early stages of research, our goal is to be able to develop patentable formulations of pharmaceutical, nutraceutical dietary supplements and consumer health products.

Our self-emulsifying drug delivery technology includes two different approaches that we believe could ultimately improve solubility of poorly soluble compounds and provide new methods of delivery. These perceived approaches consist of (i) a self-nanoemulsifying vehicles for oral or topical use, and (ii) a technological approach intended to improve solubility of incorporated compounds. We expect that our technologies can be applied to products based on natural compounds and well-established pharmaceuticals with known biological activities.

In developing our proposed products, we intend to use modern delivery technologies. Some examples are:

●

nanoemulsification and self-nanoemulsification;

●

polymer-lipid mixed micelles; and

●

solubility improvement of poorly soluble compounds for molecules with known biological activity and well established safety profiles.

We are presently applying our technology only to known pharmaceutical compounds that have been previously approved by the Food and Drug Administration (“FDA”). Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act permits a company to apply for FDA approval of a New Drug Application (“NDA”) without conducting the full complement of safety and efficacy trials. An applicant under Section 505(b)(2) may use the original filer’s information and rely on published studies to demonstrate the safety and effectiveness of the new drug based on a known compound. Because we intend to apply our technology only to previously approved pharmaceutical compounds, we believe that Section 505(b)(2) could possibly be available to us. If we are permitted to use Section 505(b)(2), it would likely decrease requirements for preclinical investigations and clinical testing and accelerate the overall approval time for our products, although there can be no assurance of this.

Some of our proposed products under development are based on existing natural compounds. Many of these proposed products are made of essential oils and plant extracts. Our proposed products comprise excipients listed in the FDA “Inactive Ingredients Guide” that we believe are safe and approved for human consumption. Additionally, we believe that these proposed products can be manufactured using common equipment. We anticipate that we will be able to apply self-emulsifying technologies for development of a variety of pharmaceuticals and natural products for different applications.

In October 2012, our CEO, Anna Gluskin, contributed to the company the corporate entity Eastgate Pharmaceuticals Inc., a Province of Ontario, Canada corporation, of which Ms. Gluskin was the sole shareholder, officer and director. Thus, Eastgate Pharmaceuticals became and will operate as our wholly owned subsidiary. Initially, we deposited into Eastgate Pharmaceuticals the $100,000 proceeds from a demand promissory note for use by the company.  Subsequently in December 2012, Eastgate Pharmaceutical was the signing party to a distribution agreement with Mediq Dansmark A/S.  We anticipate that we may conduct many of our future operations in Canada through the subsidiary.

Glossary of Terms

To better understand the information discussed herein, we are including the following description of some of the terms used herein.

Bioavailability.  A measurement of the rate and extent to which a drug is absorbed into the blood stream.  An increase of bioavailability of 50% may allow for a decrease in the necessary dosage of the drug by 1.5 times, subsequently diminishing the side effects.

Bioadhesion.   A property of a substance to adhere to body tissues and remain there for an extended period of time.

Chylomicrons.  Chylomicrons are lipoprotein particles formed from digested food lipids, created by the absorptive cells of the small intestine. They transport required lipids to the liver, spleen, cardiac and skeletal muscle tissue, where their content is unloaded by the activity of the enzymes.  Chylomicrons have a diameter of 75 to 1,200 nanometers (“nm”). They are released into lymphatic vessels in the small intestine and are then secreted into the bloodstream.

Emulsion.  A mixture of two liquids that are normally not miscible (unblendable). In oil-in-water emulsion, for example, liquid oil is dispersed in the water with help of surfactant.

Excipient.  Generally an inert or inactive material used as a carrier for an active ingredient or drug.

Hydrophobic compounds.  Compounds that are repelled by water and are usually insoluble in water. Examples of hydrophobic compounds include oils, fats, waxes and greasy substances. The word hydrophobic is constructed of two Greek words; hydro – water, and phobe – fear, which means something with a fear of water.

Homogeneous vehicle of water miscible non-irritating polar solvents and pharmaceutically acceptable surfactants.  Relates to efficient vehicle for enhanced local and transdermal delivery of hydrophobic poorly soluble compounds.

In situ.  Describes the process happening in the moment of combining of two different phases or components. Nanoemulsion forms “in situ” after combining of SNEDDS (defined below) and water media without use of any special equipment or application of additional force.

Micelles and polymer-lipid micelles.  A micelle is an aggregate of surfactant molecules, having polar heads and non-polar tails.  A typical micelle in aqueous solution forms an aggregate with the hydrophilic "head" regions in contact with while the hydrophobic tails form the micelle core. The driving force for spontaneous micelle formation is the hydrophobic interaction. Combination of some surfactants, lipidic components and polymeric molecules leads to formation of “polymer-lipid mixed micelles.” These mixed micelles demonstrate high drug loading and improved stability

Nanoemulsion.  Nanoemulsion is thermodynamically stable emulsion where two immiscible liquids (water and oil phases) are mixed to form a biphasic system by means of an appropriate surfactants. Nanoemulsion droplet sizes fall typically in the narrow range of 10-200 nm and show narrow size distributions. The use of nanoemulsions as drug carriers show promise for the future of cosmetics, diagnostics, drug therapies, and biotechnology.

Nanoemulsification and self-nanoemulsifying drug delivery system (SNEDDS). Self-emulsifying microemulsions (SMEDDS) or self-emulsifying nanoemulsions (SNEDDS) are homogenous mixtures of natural or synthetic oils, surfactants and, sometimes, one or more pharmaceutical compounds. During combining of  self-emulsifying composition with aqueous media, such as saliva, blood, gastrointestinal (GI) fluid and other, a fine oil-in-water (o/w) emulsion with average droplets size smaller than 300 nm, usually in range 10-100 nm forms immediately (“ in situ” nanoemulsification). Fine oil droplets are absorbed rapidly in the gastro-intestinal tract. In contrast to traditional submicron emulsions, SNEDDS are physically stable formulations that are easy to manufacture. Additionally, SNEDDS may improve the rate and extent of drug absorption and pharmacokinetics parameters of lipophilic drugs.

Surfactants.  A surfactant is a compound that stabilizes mixtures of oil and water by reducing the surface tension at the interface between the oil and water phases. Because water and oil do not dissolve in each other, a surfactant has to be added to the mixture to keep droplets from merging and separating into layers.

Product Overview

Our goal is to work towards development of novel patentable formulations of pharmaceutical and natural products. The following depicts those products we plan to develop. However, we are in the early stages of research and there is no assurance that we will be able to finalize and market any commercially viable products.

Pharmaceutical products in development

●

Lorazepam oral spray intended for treatment of acute seizures and based on our proprietary self-nanoemulsifying composition.

●

Ketoconazole 2% topical ointment intended for treatment of superficial fungal infections and based on use of our proprietary solubilization platform.

●

Metformin chewable/sublingual tablet based on proprietary composition and intended to allow effective taste masking of incorporated Metformin.

Natrural products and dietary supplements in development

●

E-DROPS NANO – self-nanoemulsifying composition containing natural essential oils for oral administration.

●

PURALEN -   self-emulsifying composition of essential oils for oral administration.

●

GLUCORRECT – soft gelatin capsules with combination of plant extract (standardized Banaba leaf extract, containing 18% of Corosolic acid) and lipoic acid in proprietary self-nanoemulsifying composition.

●

URBAN POWER – soft gelatin capsules with combination of plant extracts (standardized Ursolic acid from Sage and Banaba leaf extract with 18% of Corosolic acid) in proprietary self-nanoemulsifying composition.

●

VITAMIN D3 NANOEMULSION – Nanoemulsion with Cholecalciferol (vitamin D3).

●

CLEANEZZE – Hand sanitizer containing essential oil.

Business Strategy

Our primary business strategy capitalizes on the growing interest in the following areas:

1.

Developing innovative therapeutic products.  Our goal is to discover, develop and commercialize innovative therapeutic products into novel dosage forms using our delivery technologies by incorporating existing, poorly soluble compounds having known biological activity and well established safety profiles.

2.

Development of novel natural products and dietary supplements. We believe that people are increasingly interested in alternative approaches to health care. We intend to apply our technological approaches to developing natural health products and dietary supplements.

Technology and Products

Our Technology

Our research is focused on establishing that our technology can improve solubility of poorly soluble drugs. Our technologies are in the early stage of development.  Numerous studies will have to be conducted to support our current hypothesis about our technologies.  To date, we have done a limited amount of work with our proposed products and do not have sufficient knowledge as to whether any will be successful or our technologies validated.  We are partially relying on the research data performed by other scientist that was published in scientific journals.  There are no assurances that third party findings will be replicated by our own research in the future.  Our proposed products, based on our technology, will have to be supported by our own extensive research that will take a long time and significant resources to accomplish.  Some of the relevant findings published in scientific literature used as a basis for our technology and the proposed products are presented below.

There are several scientific reviews describing the use of self-emulsifying formulations for improvement of solubility and bioavailability of poorly soluble compounds. Referencing a review by He C-X. et al, (2010), at least 40% of new pharmacologically active chemical entities identified by high-throughput screening have a problem with water solubility. Poor water solubility correlates with numerous issues such as impaired bioavailability and increased cost of drug products. Oral administration of poorly water-soluble drugs can result in low drug dissolution rate and poor absorption in the gastrointestinal tract, whereas intravenous administration of such compounds accompanied by adverse effects and toxic reactions as a result of the precipitation and aggregation of poorly soluble drugs. Therefore, efforts have been made to improve the solubility of the drug candidates. The usual formulation strategy is the conversion of a drug into a salt form by pH adjustment, if possible. If the drug is intrinsically insoluble, there are still various strategies available, such as the use of co-solvents, inclusion complexes, nanosuspensions, micelles, liposomes, polymeric nanoparticles, micro- and nanoemulsions or solid dispersions.2

Kohli K. et al. (2010) describes self-emulsifying drug delivery systems as a vital tool in solving low bioavailability issues of poorly soluble drugs. Hydrophobic drugs can be dissolved in these systems, designed for oral administration. When such system is released in the lumen of the gastrointestinal tract, it disperses to form a fine micro- or nanoemulsion with the aid of gastrointestinal fluid. This leads to in situ solubilization of drug that can subsequently be absorbed dominantly via the lymphatic pathway, bypassing the hepatic first-pass effect. This article presents a scientific body of various published reports on diverse types of self-emulsifying formulations with emphasis on their formulation, characterization and in vitro analysis, with examples of currently marketed preparations.3

Chen H. et al., (2011) in the article “Nanonization strategies for poorly water-soluble drugs”, discusses the use of nanoemulsions for successful oral, topical and ophthalmic application.4

Our nanoemulsion based delivery platform, when fully developed and approved, can be applicable in several types of dosage forms:

1.

Liquid formulations for oral administration.  Self-nanoemulsifying delivery system applicable for lorazepam oral spray, liquid forms of vitamin D3, nanoemulsion of essential oils (E-drops nano). We believe the technology could eliminate product loss due to adhesion to glass walls or surfaces.

2.

Topical formulations containing polar solvents.  This approach is intended to improve solubility of poorly soluble compounds and may prevent drug precipitation. For example, solubility of Ketoconazole in the proposed delivery system exceeds 50 mg/ml, while drug solubility in pure alcohol is only 20 mg/ml. After addition of water or saline to our Ketoconazole formulation, the microscopic examination showed no signs of precipitation or crystallization of the drug for at least 24 hours. We plan to use this technology in our proposed topical antifungal composition of Ketoconazole.

3.

Oral solid dosage forms.  Self-microemulsifying compositions for incorporation of poorly soluble compounds, including plant extracts and natural components along with different lipids or essential oils, into gelatin capsules. The capsule dissolves in the stomach and releases a fine emulsion with biologically active components incorporated in small oil droplets. This approach can be used for delivery of a combination of Banaba extract and alpha-Lipoic acid (GluCorrect™). The mean droplet size of GluCorrect formulation after dissolution in simulated gastric fluid was found to be about 108 nm.

Proposed Products

Pharmaceutical prescriptions

Lorazepam oral spray for emergency treatment of acute seizures

Control of prolonged acute severe seizures (Cluster Seizures, Status Epilepticus) usually requires hospitalization and emergency treatment by means of intravenous anticonvulsant drugs. Lorazepam is an approved benzodiazepine drug with known anticonvulsant activity and relatively low level of side effects. Administration of anticonvulsants by routes more convenient than intravenous injection (for example buccal or nasal), has been actively studied, but to the best of our knowledge, to date no buccal or nasal medications have been approved in North America. Accordingly, we believe there is an unmet need for a convenient, fast acting treatment of the acute seizures, particularly in out-of-hospital settings, which does not require parenteral administration.

Our proposed Lorazepam oral spray for transmucosal delivery is based on the proprietary waterless self-nanoemulsifying formula, which is designed to prevent precipitation of the active ingredient after contact with saliva.  Although in the early stages of research, we believe that the spray, when developed, could provide fast onset of action and enhance drug absorption through the oral mucosa. Our experiments in animals have shown fast onset (3-5 minutes) and effective anti-convulsant action of Lorazepam spray, comparable with parenterally administered Lorazepam injectable solution in the same dose.

We expect that when fully developed and tested, the oral spray formulation of Lorazepam will be capable of providing a fast and effective treatment of acute seizures in the hospital, in outpatient settings or in the home. This novel form of the anticonvulsant would be a convenient alternative to injectable Lorazepam for efficient control of epilepsy emergencies.

Lorazepam oral spray is still in the research stage and our goal is to develop it with the following features:

●

Easy and fast non-invasive administration;

●

Fast onset of action;

●

Suitable for self-administration;

●

Can be administered in a hospital or outpatient setting; and

●

Easy and convenient control of delivered doses.

Commercialization and potential development

Management believes that the large number of annual incidence of epileptic seizures and acute repetitive seizures in the United States creates a potential for Lorazepam spray. Currently, patients with prolonged acute seizures must be transported to a hospital and treated with intravenous infusion of Lorazepam or Diazepam. Due to delay of transportation and late beginning of the treatment, acute seizures can last for extended period, causing brain damage, disability and possibly death. We expect that Lorazepam oral spray, if finalized and made available, could ultimately be used in out-of-hospital settings shortly after a seizure begins.

If initial investigations in animals and optimization of the formulation of transmucosal Lorazepam are successful, the spray could be manufactured for toxicological, safety and pharmacokinetics investigations. Analytical development, product optimization and stability program for the selected dosage form will be carried out in accordance with good laboratory practice (GLP) and good manufacturing practice (GMP) requirements.

Required safety pharmacology and toxicology programs will be conducted using the final formulation in accordance with current regulations. Size and duration of toxicology and safety pharmacology program and clinical development program will be established after meeting with health regulators.

The estimated duration of product development is 24 to 36 months for pre-clinical studies, including toxicology and safety pharmacology in accordance with Canadian requirements, with an estimated cost of approximately $6.0 million. Clinical trials can start within three years after the start of the project. Because the proposed product is based on a long approved and well-known drug with good safety profile, and the proposed dosage is in the approved dosage range, we believe that a shortened clinical development could possibly be sufficient for marketing approval in Canada. We estimate the cost of the clinical trials program in Canada to be approximately $13 million. We also believe that Lorazepam oral spray in the U.S. may satisfy development program requirements outlined in Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act. However, there is no assurance that we will be able to use the shortened approval process in Canada or that Section 505(b)(2) will be available in the U.S.

We are presently in the research phase of developing formulation of Lorazepam Oral Spray. There is no assurance that the product will be able to reach proposed results and efficacy or be commercially viable.

2% Ketoconazole antifungal ointment

Ketoconazole is a synthetic drug used to treat fungal infections. Structurally, Ketoconazole belongs to an Imidazole class of antifungals compounds. Topical preparations of Ketoconazole are used to treat superficial fungal infections of the skin or nails.

We are developing what we believe to be a novel topical formulation of 2% Ketoconazole ointment.  Ketoconazole is a drug with very low solubility, but it completely dissolves in a proprietary vehicle in the form of the water washable ointment. Solubility of Ketoconazole in the vehicle for proposed delivery system exceeds 50 mg/ml, while drug solubility in pure alcohol is only 20 mg/ml. After addition of water or saline to our Ketoconazole formulation the microscopic examination showed no signs of precipitation or crystallization of the drug for at least 24 hours.  The novel solubilizing formulation prevents Ketoconazole from precipitation on contact with body tissues and a combination of polar solvents retain the drug in an active dissolved state.

Commercialization potential and development

2% Ketoconazole gel (Xolegel® 2%) is intended for the topical treatment of seborrheic dermatitis and has a retail price of approximately $300 for a 60 gram tube. The efficacy of this alcohol based formulation in treatment of superficial fungal infections is found to be about 25% % (XOLEGEL™ GEL, 2%, FDA prescription information). We plan to test the ability of our proposed formulation of Ketoconazole, when developed, to demonstrate antifungal activity for susceptible topical fungal strains.

Due to the well-known active pharmaceutical ingredient and inactive components used in our formulation of Keteoconazole, we believe 2% Ketoconazole ointment may satisfy development program requirements outlined in Section 505(b)(2) of Federal Food, Drug and Cosmetic Act. We estimate that product development cost in Canada will be approximately $4.5 million for pre-clinical studies, including toxicology and safety pharmacology and will take from 18 to 24 months. Clinical trials can start within 28 to 32 months after commencing the project and will cost approximately $10.0 million to $12.0 million. We have not commenced any preclinical investigations in animals or optimization of the formulation for this product.

We are presently in the research phase of developing topical formulation of 2% Ketoconazole ointment. There is no assurance that the product will be able to reach proposed results and efficacy.

Metformin Chewable Tablets (Taste Masked)

Metformin is a widely prescribed drug for treatment of type 2 diabetes. It is available in the United States and Canada by prescription in tablets of 500, 850 and 1000 mg and recommended dose can reach 3000 mg per day. Metformin use is often associated with stomach disturbances such as diarrhea, nausea/vomiting, flatulence, asthena, indigestion and abdominal discomfort. The big Metformin tablet is difficult to swallow and the unpleasant taste prevents patients from chewing the tablets.

Our proposed novel taste-masked composition of Metformin is intended to be chewed or administered sublingually as lozenges. We believe this method of administration may be more convenient for patients with difficulties in swallowing. Our investigation has demonstrated good taste-masking properties of tablets, prepared using our proprietary composition and process.

Our goal for this proposed product is to develop a patentable tablet formulation and process and that the tablet can be manufactured using standard pharmaceutical equipment. All ingredients are USP/NF or pharmaceutical grade and listed in FDA Inactive Ingredients Guide and Canadian List of Acceptable Non-Medicinal Ingredients.

Because Metformin is a well-known drug, we believe that Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act requirements may be applicable. We have not yet approached any agency regarding the Metformin product and estimate approximately 24 months and $2.0 million to complete formulation development of our proposed Metformin tablets. We have not commenced any preclinical investigations in animals or optimization of the formulation for this product.

We are presently in the research phase of developing a chewable Metformin tablet. There is no assurance that the product will be able to reach proposed results and efficacy.

Natural health products

E-drops Nano – nanoemulsion of essential oils combination for oral administration

An innovative combination of essential oils for maintaining urinary system in healthy conditions was discovered by Dr. Enes Hasanagic, who originated a mixture of several essential oils, given orally. E-drops developed by Dr. Hasanagic have become popular in Central and Eastern Europe.

The primary limitation for wide use of this product is a strong astringent taste and some stomach irritation resulting is consumer dissatisfaction.  Using a proprietary technology, we are developing a process that can incorporate the essential oils into a self-nanoemulsifying composition, which forms nanoemulsion when added to water. We believe the resulting nanoemulsion will have a more pleasing taste and will reduce the loss of active components due to adhesion to walls of the cup. We have determined that droplet size of the formed emulsion is around 100 to 200 nm.  The main active ingredient of the E-drops Nano is Juniper extract in form of steam distilled essential oil. According to CFR 21, Juniper essential oil is a Generally Recognized As Safe (“GRAS”) material (CFR 21 part 582.20) and mentioned as a component of digestive aid products (CFR 21, § 310.545 part (8)(ii) of FDA HHS).  The properties of Juniper extract are described in scientific literature as a diuretic, carminative and digestive aid. 5  Nano E-drops has received a Natural Product Number from Health Canada  (NPN 80030783).

PURALENTM:   Essential oils combination for oral administration

PURALEN is a combination of essential oils, similar to E-drops. PURALEN forms a relatively coarse emulsion upon contact with water (5-100 micrometers as estimated by microsopical examination). PURALEN contains Juniper essential oil. According to CFR 21, Juniper essential oil is a GRAS material (CFR 21 part 582.20) and mentioned as a component of digestive aid products (CFR 21, § 310.545 part (8)(ii) of FDA HHS).

GluCorrectTM:  Soft gelatin capsules with Banaba extract in self-emulsifying formulation for oral administration

We believe that natural products could be a helpful additive to diet and exercise. Several medicinal plants have been studied for potential carbohydrate regulating activity including Lagerstroemia speciosa (Banaba), Eriobotrya japonica (Loquat), Ternstroemia gymnanthera (Japanese Cleyera) and others. One of the bioactive substances found in these plants is Corosolic acid, a sterol type molecule. A study reported in 2006 by Japanese researchers showed that Corosolic acid significantly affects glucose transport across cell membranes.  A distinctive feature of Corosolic acid is not only the stimulation of glucose transport, but also possible suppresses the growth of the fat cells. 6 It has been shown in animals that extracts of Lagersrtroemia speciosa activate glucose transport to adipocytes, similar to insulin.7

Animal and human studies as well as in vitro investigations indicate that Banaba leaf extracts demonstrate glucose regulating properties.8  Based on the studies conducted to date, no adverse effects have been reported in animals using either Corosolic acid or standardized Banaba extracts, nor have adverse events been observed or reported in controlled human clinical studies.9

We are developing the GluCorrect capsules based on self-nanoemulsifying formulation containing Banaba leaf extract and alpha-Lipoic acid. We are presently in the research phase of developing GluCorrect with the goal of eventually formulating a marketable capsule. There is no guarantee that the product will be able to reach proposed results and efficacy.

URBAN POWERTM:  Ursolic acid and Banaba extract combination in soft gelatin capsule – for oral administration

URBAN POWER™ soft gelatin capsules will contain a combination of Banaba extract (18% Corosolic acid), pure Ursolic acid extracted from Sage and alpha-Lipoic acid. URBAN POWER™ will be based on a proprietary delivery system.

Ursolic acid is a natural compound, present in apple peels and many edible plants. Animal experiments have shown that ursolic acid reduced adiposity and blood glucose in non-obese mice and also reduces total body weight, white fat, glucose intolerance and hepatic steatosis in high fat-fed mice. 10

We are presently in the research phase of developing Urban Power with the goal of eventually formulating a marketable capsule. There is no assurance that the product will be able to reach proposed results and efficacy.

Other Proposed Products

In addition to the above product candidates, we believe that our technologies can be applied to additional products that could potentially compete with similar products already on the market. Using our existing technologies, we are developing with a goal of commercializing three new products:

●

Vitamin D3, our formulation of Vitamin D in nanoemulsion;

●

V-Clean, a vegetable wash with bactericidal components; and

●

Cleaneeze, a hand sanitizer containing essential oil.

None of the company’s natural health products contain any new ingredients.  All ingredients used in our natural health products are on the list of approved ingredients with the regulatory bodies.  The FDA does not require any notification or registration for natural health products or dietary supplements.

Government Regulation - Pharmaceutical products

Our research and development activities and the future manufacturing and marketing of our pharmaceutical products are subject to extensive regulation by the FDA in the United States, Health Canada in Canada and comparable designated regulatory authorities in other countries.  Among other things, extensive regulations require us to satisfy numerous conditions before we can bring products to market. These regulations are not unique to us and they apply to all competitors in our industry.

The following discussion summarizes the principal features of food and drug regulation in the United States and other countries as they affect our business.

United States

All aspects of our research, development and foreseeable commercial activities relating to pharmaceutical products are subject to extensive regulation by the FDA and other regulatory authorities in the United States. United

States federal and state statutes and regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of pharmaceutical products. The regulatory approval process, including clinical trials, usually takes several years and requires the expenditure of substantial resources.

The steps required before a pharmaceutical product may be marketed in the United States include:

•

Preclinical Development

Preclinical development includes laboratory evaluation of product chemistry and formulation, as well as animal studies to assess the efficacy and potential safety of the product. Preclinical safety tests must be conducted by laboratories that comply with government regulations regarding Good Laboratory Practice, or GLP regulations. We plan to conduct and submit the results of preclinical development to the FDA as part of our Investigational New Drug Application (“IND”) prior to commencing clinical trials. We may be required to conduct extensive toxicology studies as part of preclinical development.

The results of these evaluations and tests are then submitted to the FDA, together with manufacturing information, analytical data, and protocols for clinical studies, in an IND, to receive an approval from the FDA that the clinical studies proposed under the IND are allowed to proceed.

•

Clinical trials

Based on preclinical testing, an IND is filed with the FDA to begin human testing of the drug. The IND becomes effective, if not rejected by the FDA, within 30 days. The IND must indicate the results of previous experiments, how, where and by whom the new studies will be conducted, the chemical structure of the compound, the possible mechanism of action, any toxic effects of the compound found in the animal studies and how the product is manufactured. All clinical trials must be conducted in accordance with good clinical practice (“GCP”), regulations. In addition, an Institutional Review Board (“IRB”), generally comprised of physicians at the hospital or clinic where the proposed studies will be conducted, must review and approve the IND. The IRB also continues to monitor the study. We must submit progress reports detailing the results of the clinical trials to the FDA at least annually. In addition, the FDA may, at any time during the 30-day period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

Clinical trials involve the administration of a new drug to humans, under the supervision of qualified investigators using the protocol approved by the FDA and IRB, to establish the safety and efficacy of the product candidate for the intended use.

Clinical trials are typically conducted in three sequential phases (Phase I, Phase II, and Phase III), but the phases may overlap. Phase I clinical trials test the drug on healthy human subjects for safety and other aspects, but usually not effectiveness.  Phase II clinical trials are conducted in a limited patient population to gather evidence about the efficacy of the drug for specific purposes, to determine dosage tolerance and optimal dosages, and to identify possible adverse effects and safety risks. When a product has shown evidence of efficacy and acceptable safety in Phase II evaluations, Phase III clinical trials are undertaken to evaluate and confirm clinical efficacy and to test for safety in an expanded patient population at several clinical trial sites in different geographical locations.  Clinical trials need to be conducted in compliance with the FDA’s Good Clinical Practice requirements.

After the completion of clinical trials, if there is substantial evidence that the drug is safe and effective, a New Drug Application (“NDA”) is filed with the FDA. The NDA must contain all of the information on the drug gathered to that date, including data from the clinical trials. NDAs are often over 100,000 pages in length.

•

NDA Submission

The results of pre-clinical studies, clinical studies, and adequate data on chemistry, manufacturing and control information to ensure reproducible product quality batch after batch, are submitted to FDA in an NDA to seek approval to market and commercialize the drug product for a specified use. The FDA reviews all submitted NDAs and is governed by the Prescription Drug User Fee Act (“PDUFA”) regarding response time to the application, which is generally 12 months (and shorter for a priority application). It may deny a NDA if it believes that applicable regulatory criteria are not satisfied. The FDA also may require additional clarifications on the existing application or even additional testing for safety and efficacy of the drug.

In such an event, the NDA must be resubmitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Federal Food, Drug and Cosmetic Act, the FDA has 365 days in which to review the NDA and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved.

The FDA is not bound by the recommendation of an advisory committee. If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter, or an approvable letter that will likely contain a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. If the FDA’s evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter.

If the FDA approves the NDA, the drug becomes available for physicians to prescribe. Periodic reports must be submitted to the FDA, including descriptions of any adverse reactions reported. The FDA may request additional post marketing studies, or Phase IV studies, to evaluate long-term effects of the approved drug.

•

Section 505(b)(2)

An application under section 505(b)(2) of Federal Food, Drug and Cosmetic Act contains full safety and effectiveness reports, but allows at least some of the information required for approval to come from studies not conducted by or for the applicant. This application can only be used for drugs that are similar or equivalent to the ones already approved by the FDA in an NDA for another company.  The applicant does not need to get permission from the original filer to use their information and it allows the applicant to rely on studies published in the scientific literature to demonstrate the safety and effectiveness of new drug.  The 505(b)(2) application is intended to encourage sponsors to develop innovative medicines using currently available products by significantly reducing the time and money to bring new application of an old drug to market. There is no assurance that any of our proposed products will satisfy the requirements for Section 505(b)(2) approval, or that we will be successful in completing the shortened approval process for any product.  If we are unable to use the 505(b)(2) process, we will experience a significant increase in development expenses and approval time will be considerably longer. This could ultimately preclude the marketing of our proposed products, which could have a serious negative affect to our business plan and potential for future revenues.

Natural Health Products

Manufacturing of natural health products for human consumption requires compliance with current GMP regulations. Health Canada Natural Health Products Directorate encourages registration of the natural health products in accordance with current regulations and obtaining a Natural Product Number (“NPN”). We have applied for an NPN for each of our proposed nutraceuticals formulations.  Currently we have NPN number for our nanoemulsion formulation for Nano E-drops (NPN 80030783), Vitamin D3 nanoemulsion (NPN 80037273), Hand sanitizer Cleanezze (NPN 80041150), essential oil combination Wartzz-off (NPN 80041153) and vitamin complex Shield-X (NPN 80041141). An application for GluCorrect has been accepted and we expect to receive NPN for Glucorrect and our other proposed products in the foreseeable future.

In the United States, FDA regulates both finished dietary supplement products and dietary ingredients under a different set of regulations than those covering "conventional" foods and drug products (prescription and Over-the-Counter). Under the Dietary Supplement Health and Education Act of 1994 (“DSHEA”), the dietary supplement or dietary ingredient manufacturer is responsible for ensuring that a dietary supplement or ingredient is safe before it is marketed.  FDA is responsible for taking action against any unsafe dietary supplement product after it reaches the market. Generally, manufacturers do not need to register their products with FDA nor get FDA approval before producing or selling dietary supplements.

For European Union (“EU”) countries, Natural Health Products usually can be registered as “food supplements”. Essential oils nanoemulsion (Nano E-drops) was successfully registered as food supplement in Latvia (registration No. 10352) and placed into the EU database of registered food supplements. It simplifies and accelerates registration and approval of the product in other EU countries.  We also have received an import license in Uzbekistan to sell Nano E-Drops in that country.

Marketing and Distribution

We plan to market our completed products through collaborative arrangements with companies that have well-established pharmaceutical and nutraceutical health products marketing and distribution capabilities, including expertise in the regulatory approval processes in their respective jurisdictions.

Currently we have several NPNs in Canada and registration as food supplement in Latvia (EU) for Nano E-Drops as well as import license for Nano E-Drops in Uzbekistan.

Nutraceuticals have become an important part of mainstream health care. We believe the market for nutraceuticals is growing. Although public awareness of nutraceuticals is increasing, only a small percentage of North Americans actually use nutraceuticals on a regular basis. Thus we believe there is a potential new market for these products for the following reasons:

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Increased use of nutraceutical products for the over-50 population segment, whose numbers are increasing;

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Increased awareness that nutraceuticals is an important part of mainstream health care; and

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Price increases.

Marketing Strategies

We have formulated a strategy that we believe will differentiate us as a company by:

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focusing on science;

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developing unique nutraceuticals and related products;

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securing a proprietary position for our products;

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advertising aggressively and market through all appropriate distribution channels using all professional means; and

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providing information by a company website to be developed.

Following this strategy, we believe we can gain access to many revenue generating channels through classic pharmaceuticals and other health care products. We further believe there are greater consumer demands, market growth potential and both real and perceived usefulness. We can increase market share by reducing market share of competitors. This strategy will capitalize on the market development to date and capture a share of markets held by existing nutraceuticals. The key benefit is that we have carefully chosen products for the pipeline with the intent to maximize the therapeutic value of their discoveries and technology. This strategy requires extensive advertising in mainstream media, including infomercial, interactive TV, direct mail, independent sales reps and educational inserts/newsletters.  Product studies will support this marketing strategy. In this context, the company will pursue preliminary inquiries from favored vendors.

Management plans to explore new markets for products through strategic positioning. This future strategy will involve developing specialty catalogues, placement on retail shelves of health food stores, educational product inserts/newsletters, media appearances discussing product, and independent sales reps.

We also intend to engage multi-level marketing companies. This strategy would likely involve creating private labels for a large customer. A major component of this strategy is the effect of product identity. This channel of distribution usually requires more price mark-up than the product would tolerate. As of the date hereof, we have not entered into any agreement or understanding with any prospective marketing company.

We further intend to keep capital outlay at a minimum by licensing and/or franchising our products to a brand-name company. This strategy would add value to the product in the form of brand name loyalty, manufacturing strength, and a strong sales/service force already in place.

Marketing Plan

In moving from the start-up stage into the first growth stage, we must identify and match market segments with appropriate distribution channels. Our goal is to expand regionally, both in Canada and the U.S., based on existing markets and consumer profiles. Once we realize regional sales growth and product recognition, we plan to implement a national and international marketing strategy. At such time as we reach this level, management anticipates it will employ a major marketing communications agency.

Our marketing and sales outline is as follows.

Marketing Function

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A complete review and analysis of the proposed product’s market.

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Use of groups conducted with the professional community and general consumers to identify professional and consumer preferences.

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Based on research results, create a product identity.

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Form product identity, establish professional and consumer strategic directions, which would affect product design, packaging, advertising, consumer promotion, and product publicity.

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Develop and launch a marketing plan with all elements and budget for both professional and consumer.

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Actual implementation of the plan to include product design changes, packaging, advertising, consumer promotion, display, and product publicity.

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Consider using a sales organization for retail sales and a broker for the remainder of sales.

Initially, we intend to focus on marketing our proposed natural health products and on establishing distribution networks.  We intend to market products as they become ready for sale, including satisfaction of any regulatory requirements.  Initially during the next twelve months, we plan to market only natural products and hope to add new natural products during the next three years. Presently, we do not completed development of any proposed products for commercial marketing. Those products that we believe may be marketable in the next twelve months include the following:

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E-drops Nano

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Vitamin D3

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Cleanezze

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V-Clean

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Wartzz-off

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GluCorrectTM

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URBAN POWERTM

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PURALENTM

Our plan is to provide either a finished product or product in bulk to distributors with regulatory support in order to register the product within specific jurisdictions.  In December 2012, through our wholly owned subsidiary Eastgate Pharmaceuticals Inc., we engaged Mediq Dansmark A/S to market four of our natural products, Vitamin D3, V-Clean, Cleaneeze and Wartzz-Off. Mediq distributes throughout Scandinavia and approximately 14 countries throughout Europe.  The agreement provides that delivery of product will be made against purchase orders issued by Mediq. The company shall acknowledge Mediq’s purchase orders within ten business days after receipt, including the requested deliver date.  Mediq will endeavour to place orders in minimum volume of 5,000 units per order.

During the next three-year period, we intend to continue development of our proposed pharmaceutical products and carry on our research to satisfy the more stringent requisite pre-clinical and clinical requirements of the regulatory agencies. Because of the uncertainty in regards to funding and uncertainty in regards to regulatory approval, we are unable to precisely estimate when proposed pharmaceutical products will be available for sale. We currently have the development of Lorazepam Oral spray as our top priority, with the development of Metformin tablet and Ketoconazole ointment following shortly thereafter. Because we intend to pursue co-development partners for all our pharmaceutical products to help with funding, product development priorities may change. It is not possible to indicate at this time which pharmaceutical product will be able to be available on the market first.

We are presently in discussions with other potential distributors in the United States and Canada.  We also intend to introduce products using e-commerce and through our Internet website. We intend to consider other marketing and licensing opportunities with respect to our prospective pharmaceutical products once initial development milestones have been met.

Manufacturing

We intend to use third party manufacturers for our products.  Currently we have a signed agreement with Nutralab Ltd. (Markham, Ontario) to manufacture several of our products, such as Nano E-Drops, PURALEN, vitamin D3, GluCorrect in soft gelatin capsules and URBAN POWER soft gelatin capsules. The initial batch of

9,000 bottles of Nano E-drops was successfully manufactured, packaged and labelled at Nutralab Ltd. in full compliance with GMP requirements. The agreement was assigned to us by NanoEssential Ltd. as part of the Acquired Products.

We have also selected Vesta Pharmaceuticals Ltd. of Indianapolis, Indiana as the manufacturer of chewable tablets, such as GluCorrect (Banaba extract), although we do not have a definitive agreement.

Raw Material Supplies

Excipients used in our formulations are available from numerous sources in sufficient quantities for manufacturing purposes. We believe raw materials will be available in sufficient quantities for commercial purposes when required.

We also believe future development and marketing partners under licensing and development agreements, if any, will provide, or assist in obtaining, pharmaceutical compounds that are used in products covered under such agreements.

Components used in the production of our consumer products are available from a number of potential suppliers. We have not secured commercial supply agreements with any supplier referenced below as the components are readily available in the commercial quantities.

We have selected Citrus and Allied Essences Ltd. of Lake Success, New York as a supplier of Natural essential oils, suitable for oral human consumption (FCC and USP/NF grades). American Lecithin will be the supplier of Lecithin.

Compendial high purity oils, acetylated glycerides and pharmaceutically acceptable surfactants are being supplied by Kerry Bio-Science by way of Nealanders International, Inc., Mississauga, Ontario.

Grain alcohol is supplied by Commercial Alcohols Inc., Toronto, Ontario.

OptiPure (Chemco International/Kenco group), Los Angeles, California and Sabinsa Corp., East Windsor, New Jersey, are suppliers of active natural ingredients.

Intellectual Property

Patents are a key determinant of market exclusivity for most branded pharmaceutical products. Protection for individual products or technologies extends for varying periods, in accordance with the expiration dates of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent, its scope of coverage and the availability of meaningful legal remedies in the country.

We have one US patent application for nanoemulsion for oral administration of essential oils (application # 2013/0029978 A1 Medicinal Compositions And Method For Treatment Of Urinary Tract Infections). Several patent applications are in preparation and will be filed in 2013 or 2014 after obtaining of supporting animal experimental data, provided we have sufficient funding.

We also have developed brand names and trademarks for products in all areas. We consider the overall protection of our patent, trademark and other intellectual property rights to be of material value and acts to protect these rights from infringement.

Our long-term success will substantially depend upon our ability to obtain patent protection for our technology and our ability to protect our technology from infringement, misappropriation, discovery and duplication. We cannot be sure that any future patent applications will be granted, or that any patents which we own or obtain in the future will fully protect our position.

Our patent rights and the patent rights of biotechnology and pharmaceutical companies in general, are highly uncertain and include complex legal and factual issues. We believe that our existing technology and the patents that we hold or for which we have applied do not infringe anyone else's patent rights. We believe our patent rights will provide meaningful protection against others duplicating our proprietary technologies. We cannot be sure of this, however, because of the complexity of the legal and scientific issues that could arise in litigation over these issues.

We also rely on technological know-how’s, composition’s trade secrets and other unpatented proprietary information. We will seek to protect this information, in part, by confidentiality agreements with our employees, consultants, advisors and collaborators.

Competition

Our future success depends, in part, upon our ability to develop products and achieve market share at the expense of existing and more established and future products in the relevant target markets. Existing and future products, therapies, technological approaches or delivery systems will compete directly with our products that are used to treat the same medical conditions. Competing products may provide greater therapeutic benefits for a specific indication, or may offer comparable performance at a lower cost.

Management recognizes that competition in the development of novel drug delivery methods and formulations is intense.  Several companies work in the field of use of colloidal delivery systems, including nano-and microemulsions. Most competitors have significantly longer operating histories, more advanced technology and greater financial resources. Additionally, most of our competitors have significantly greater experience in

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developing drugs;

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undertaking preclinical testing and human clinical trials;

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obtaining FDA and other regulatory approvals of drugs;

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formulating and manufacturing drugs; and

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launching, marketing, distributing and selling drugs.

Companies that we are in competition with include, but are not limited to Pfizer, Wyeth, Upsher-Smith Laboratories, Stiefel Laboratories, Merck, BMS, Boston Therapeutics, Biovail and others.  We believe that we could possibly compete with these companies because we have several unique methods and novel technological approaches that could potentially allow us to reach proposed targets and develop formulations with improved properties.

Our scientific team is experienced in the field of developing novel types of delivery systems. This experience includes technical transfer and products launch and manufacturing along with patents and patent applications for multiple compositions.

Developments by competitors may render our products or technologies obsolete or non-competitive. Alternatively, competitors may challenge our patents and prevail in a court of law rendering our products unmarketable, even if they are successfully developed, tested and approved.

Lorazepam spray

We believe that currently there are no approved oral sprays containing lorazepam or other benzodiazepines that could treat severe epileptic seizures and be suitable for use in non-hospital settings.

Pfizer/Wyeth markets an injectable Lorazepam branded ATIVAN® that is used to treat severe repetitive seizures (status epilepticus). It is also used before surgeries or procedures to cause drowsiness, decrease anxiety, and cause forgetfulness about the procedure or surgery. This drug may also be used to cause drowsiness in patients who need a tube and machine to help with breathing (intubated), to prevent nausea and vomiting in patients on chemotherapy, and to treat a mental/mood disorder (delirium).  Lorazepam is also available in tablet form and form of oral solution to relieve anxiety and promote sleep.

Several companies are developing novel, non-injectable, fast acting medicines for treatment of acute seizures. These companies include large and medium size pharmaceutical companies, as well as universities, government agencies and other private and public research organizations. Examples include Upsher-Smith Laboratories, ViroPharma, Valeant Pharmaceuticals International, Medir Pharmaceuticals (The Netherlands). In particular, Upsher-Smith Laboratories, has successfully advanced Midazolam Intranasal Spray through several Phase I and Phase II trials, demonstrating improved control of partial and generalized seizures over placebo. In 2011, Upsher-Smith initiated a global double-blind placebo-controlled Phase III study under a special protocol assessment agreement with FDA.

Currently Diazepam rectal gel 5 mg/ml (Diastat®, Valeant Pharmaceuticals International) is the only non-injectable product, approved in the United States and Canada for treatment of cluster seizures. Due to obvious limitations and inconvenience, it is highly desirable to have an alternative non-invasive anti-seizure preparation. We believe that our proposed oral spray of Lorazepam, when fully development and marketed, could satisfy the need in emergency treatment of status epilepticus and acute seizures.

2% Ketoconazole ointment

There are a number of preparations currently on the market containing Ketoconazole, including tablets (200 mg), shampoo (1% and 2%), cream (2%), gel (2%) and foam (2%).  We consider our direct competition to be 2% Ketoconazole gel from Barrier Therapeutics, Inc. / Stiefel Laboratories, Inc., marketed under the brand name Xolegel™, 2% Ketoconazole cream from JSJ Pharmaceuticals marketed under the brand name Kuric™, and 2% Ketoconazole foam marketed by Stiefel Laboratories, Inc. under the brand name Extina® Foam.  Ketoconazole tablets are available in generic form and are marketed by a number of generic drug manufacturers.

Topical formulations of Ketoconazole can be used for treatment of seborrheic dermatitis. Topical Ketoconazole is used also for treating ringworm, jock itch, athlete's foot, dandruff, tinea versicolor and other skin fungal infections, susceptible to Ketoconazole. We believe that our proposed Ketoconazole formulation when fully developed and marketed, could provide efficient relief and an acceptable cure rate in the treatment of susceptible infections.

Metformin

Metformin hydrochloride oral dosage forms are manufactured by many pharmaceutical companies, such as Merck, BMS, Boston Therapeutics, Biovail, Ranbaxy, Alphapharm, Shionogi and Teva Pharmaceuticals. Recently Boston Therapeutics filed an Abbreviated New Drug Application (ANDA) with FDA for chewable dosage form of Metformin.

Existing oral dosage forms for Metformin (Glucofage®) and generics include tablets (500, 850 and 1000 mg) and oral solution 500 mg/5ml (Riomet®). We believe that there is no sublingual or chewable tablet or lozenge of Metformin available. We further believe that our proposed Metformin sublingual / chewable tablet could possibly improve patient compliance due to masking the unpleasant taste of the drug. There is no assurance that we will be able to obtain FDA approval for the proposed chewable Metformin tablet.

Research and Development

Following the acquisition of the Acquired Products in 2012, we expended $105,422 during 2012 on research and development and $62,746 during the first six months of 2013. It is our goal to conduct our research programs as necessary funds are available. The specific requirements for our various product candidates are as follows:

Pharmaceutical prescriptions

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Lorazepam oral spray for acute seizures emergency treatment.

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2% Ketoconazole ointment for treatment of susceptible skin fungal infections.

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Metformin Chewable Tablets.

Our three proposed products above are all pharmaceutical prescription products and require the FDA approval process as discussed above. The pre-clinical process could take three years or more and require up to $20 million for each product.  We anticipate that we will proceed with the research process as funds are available. We will most likely seek approval first in the U.S. and Canada.

Natural health products (nutraceuticals)

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E-drops Nano

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PURALEN

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VitaminD3 nanoemulsion

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Cleanezze

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V-Clean

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GluCorrect

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Urban Power

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Wartzz

We believe that the eight proposed products above are all natural health products and do not require FDA approval as discussed above.  Generally, manufacturers do not need to register their products with FDA nor get FDA approval before producing or selling dietary supplements.  We anticipate that all the above products will be available to be marketed in the next 12 months.

Our business plan is to market only natural products in the first fiscal year and add additional new natural products each fiscal year for at least the first three years.  The estimated cost of development using our self-emulsifying vehicle delivery system is approximately $200,000 to $500,000 for each product. Our plan is to first complete development of Nano E-drops and PURALEN, followed by Vitamin D3, GluCorrect, Wartzz, Clanezze, V-Clean and Urban Power. We have not made a determination as to the next natural products that we will concentrate efforts, although future development will depend primarily on available funds.

The pharmaceutical prescription products program will commence when we are able to secure funding that is adequate to complete the more comprehensive and costly approval process required for pharmaceutical products. We currently intend to focus on developing and marketing of Lorazepam Oral spray as our top priority.  Subsequently, we plan to focus on finalizing development of Metformin and Ketoconazole.

We presently do not have any firm agreement or understanding that will provide adequate funding to execute our business plan, although management continues to explore possible funding opportunities.  However, anticipate having products available for sale during 2013 that could provide some cash flow, although there is no assurance that we will realize any proceeds from sales or, that any proceeds realized will be sufficient to execute our business plan. If we are unsuccessful in raising sufficient capital, our timetable for completing development, gaining necessary regulatory approval and marketing our products would be significantly lengthened.

Employees

Currently, we do not have any employees.  Our directors and officers are devoting their time to the company in developing our products. Management is presently reviewing the near term possibility of engaging qualified, full-time personnel to assist in developing and marketing our products.  We may use non-employee consultants to assist us in formulating a research and development strategy, preparing regulatory submissions, developing protocols for clinical trials, for designing, equipping and staffing future manufacturing facilities and for business development. We may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Consultants and advisors usually have the right to terminate their relationships on short notice. Loss of some of these key consultants or advisors could interrupt or delay development of one or more of our products or otherwise adversely affect our business plans.

We expect to continue to need qualified scientific personnel and personnel with experience in clinical testing, government regulation and manufacturing. We may have difficulty in obtaining qualified scientific and technical personnel as there is strong competition for such personnel from other pharmaceutical and biotechnology companies, as well as universities and research institutions. Our business could be materially harmed if we are unable to recruit and retain qualified scientific, administrative and executive personnel to support our expanding activities, or if one or more members of our limited scientific and management staff were unable or unwilling to continue their association with us.

Properties.

We currently use as our principal place of business the business office of our director, Geoff Williams, in Salt Lake City, Utah. We have no written agreement and currently pay no rent for the use of the facilities.  We are presently in the process of locating commercial office space from which to conduct our business.

On October 1, 2012 we entered into a lease agreement for laboratory facility and office space. The lease has a term of 32 months with an expiration date of May 31, 2015. The lease specifies a monthly rate of $4,988 for 2012, $5,344 for 2013, and $5,700 for 2014 and 2015. The lease requires minimum lease payments of $175,988 over the term of the lease.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

The following selected comparative financial information has been derived from and should be read in conjunction with the company’s financial statements for the years ended December 31, 2012 and 2011 and for the three and six months ended June 30, 2013 and 2012.

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011

Revenues	$-	$-

Operating expenses
Professional fees	116,874	-
Research and development	105,422	-
General and administrative	383,501	23,943

Total operating expenses	605,797	23,943

Loss from operations	(605,797)	(23,943)
Interest expense	17,023	5,977

Net loss	$(622,820)	$(29,920)

Total assets	$104,500	$-
Working capital	$(609,008)	$(89,188)

Results of Operations

Year ended December 31, 2012 compared to year ended December 31, 2011.

We have not reported any revenues since inception and incurred a net loss of $622,820 for the year ended December 31, 2012, compared to a loss of $29,920 for the year ended December 31, 2011. We anticipate commencing sales in the second half of 2013 as a result of developing certain intellectual property acquired pursuant to the Acquisition Agreement. We have also reported a cumulative net loss of $744,210 since inception through December 31, 2012. The increase in net loss for 2012 is attributed primarily to the increase in general and administrative expenses from $23,943 in 2011 to $383,501 in 2012, directly due to the acquisition of the Acquired Products. Additionally, we had professional fees of $116,874 in 2012 compared to $0 for 2011, which mainly related to the Acquisition Agreement and requisite SEC reporting requirements, and also incurred research and development expenses of $105,422 in 2012 compared to $0 in 2011, in connection with the Acquired Products. Interest expense increased to $17,203 for 2012 from $5,977 for 2011, representing the increased amount of interest on payables to related parties.

Management believes that the company will realize revenues during 2013 as products are fully developed and marketed. We anticipate that expenses will increase as sales commence and future funding becomes available so that additional research and development becomes possible. However, there is no assurance that we will realize revenues during 2013 or that we will secure necessary funding to complete development and ultimately market our products.

Currently, we do not have any firm agreement or understanding that will provide the funds necessary to assure completion of any of our proposed products.  We are presently investigating possible funding opportunities to arrange for additional funds. However, if we are unable secure adequate funding, it is unlikely that we will be able to complete development and market any of our proposed products. If we cannot market any products without additional funding, we will not realize revenues and our ability to continue our business will be greatly jeopardized.

Three months ended June 30, 2013 compared to the three months ended June 30, 2012.

During the three-month period ended June 30, 2013 (“second quarter”), we incurred a net loss of $225,522, an increase of $889 when compared to our net loss of $224,633 for the second quarter of 2012.  The increased net loss is primarily attributed to the $65,660 increase in general and administrative expenses, from $111,689 in the second quarter of 2012 to $177,349 for the second quarter of 2013, and recording $24,751 in research and development expenses in the second quarter of 2013 compared to $0 for the 2012 period.  The increase in these expenses are due to beginning operations and development of products following the acquisition of intellectual property in May 2012. Additionally, interest expense increased from $1,485 for the second quarter of 2012 to $13,701 for the second quarter of 2013, due to an increase in loans from stockholders. These increases were partially offset by the $101,738 decrease in professional fees during the 2013 second quarter to $9,721, from $111,689 for the comparable 2012 quarter. Professional fees for the second quarter of 2013 were primarily attributed to the patent acquisition agreement in May 2012.  There were no extraordinary professional fees incurred during the second quarter of 2013.

Six months ended June 30, 2013 compared to the six months ended June 30, 2012.

During the six-month period ended June 30, 2013 (“first half”), we incurred a net loss of $392,014, an increase of $160,144 when compared to our net loss of $231,870 for the first half of 2012.  The increased net loss is also attributed to the $173,599 increase in general and administrative expenses, from $117,439 in the first half of 2012 to $291,038 for the first half of 2013, and $62,746 in research and development expenses in the first half of 2013 compared to $0 for the 2012 period.  These increased expenses are also related to operational expenses to advance product development.  Additionally, interest expense increased from $2,972 for the first half of 2012 to $24,923 for the first half of 2013, due to the increase in loans from stockholders. These increases in expenses were also partially offset by the $98,152 decrease in professional fees during the first half of 2013 to $13,307 from $111,459 for the comparable 2012 quarter. The decrease is related to the fees incurred related to the patent acquisition agreement during the 2012 period and no extraordinary fees incurred during the first half of 2013.

Liquidity and Capital Resources

At June 30, 2013 we had a working capital deficit of $1,058,322, which is an additional deficit of $499,314 from the December 31, 2012 deficit balance of $609,008. Our working capital deficit at December 31, 2011 was $89,188.  The increased deficit is a result of the start of operations in 2012, which was financed by advances from a related party and an increase in accounts payable that have financed our initial operations..

During the first six months of 2013, ongoing expenses were paid by principal stockholders.  At June 30, 2013 and December 31, 2012, we had cash on hand of $1,814 and $100,000, respectively.  On October 23, 2012, the company entered into a demand promissory note agreement whereby we received $100,000 from a related party.  The note accrues interest at an annual rate of 5%, is unsecured and is payable on demand. At June 30, 2013 we had a note payable - related party of $615,275, compared to $449,103 at December 31, 2012 and $59,590 at December 31, 2011.  The increase represents additional payment of ongoing expenses by related parties during the first six months of 2013 and during 2012.  Accrued interest – related party at June 30, 2013 was $57,842 compared to $35,155 at December 31, 2012 and $17,190 at December 31, 2011, which increases reflect the added interest on the payable – related party.  Accounts payable increased from $12,408 at December 31, 2011 and $229,250 at December 31, 2012, to $346,409 at June 30, 2013, reflecting an increase in unpaid obligations due to increased operations since finalizing the Acquisition Agreement.

At June 30, 2013, we had a stockholders’ deficit of $1,000,985 compared to a stockholders' deficit of $609,008 at December 31, 2012 and $89,188 at December 31, 2011.  The increase in stockholders' deficit is primarily attributed to ongoing general and administrative expenses and additional professional fees, principally legal and accounting costs, and research and development expenses.

At September 25, 2013, we had cash on hand of $455 the result of a loan from our CEO. We believe that our available cash will be sufficient to carry on general corporate functions for the next three months, although we will need to limit cash outlays for research and product development until we can secure additional fund.  We are presently investigating possible funding opportunities to arrange for additional funds, although we do not have any definitive agreement or arrangement for such funds.  We expect that additional funding to proceed with development of the Acquired Products will most likely be from the sale of securities or from stockholder loans. We may not be successful in our efforts to obtain equity financing to carry out our business plan and there is doubt regarding our ability to complete our planned development program.  We estimate that cash requirements for the next twelve months will be approximately $5,000,000.  In the past year, we have relied on advances from related parties for financing our operations. We continue to explore potential funding opportunities, which may be in the form of debt or the sale of equity securities. In the event we are unsuccessful in arranging for outside funding, we will most likely continue to rely on related parties to provide funding, although there are no firm commitments or agreements with any related party to provide funds in the future.

Inflation

In the opinion of management, inflation has not and will not have a material effect on our operations in the immediate future. Management will continue to monitor inflation and evaluate the possible future effects of inflation on our business and operations.

Recent Accounting Pronouncements

The company has evaluated recent accounting pronouncements and their adoption has not had nor is not expected to have a material impact on the company’s financial position or statements.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies

JOBS Act

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

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Be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

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Be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Customer Protection Act (the “Dodd-Frank Act”), and certain disclosure requirements of the Dodd-Frank Act relating to compensation of its chief executive officer and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act; and

●

Instead provide a reduced level of disclosure concerning executive compensation and be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on the financial statements.

It should be noted that notwithstanding our status as an emerging growth company, we would be eligible for these exemptions as a result of our status as a “smaller reporting company” as defined by the Exchange Act.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to take advantage of the benefits of this extended transition period and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Plan of Operation

Following the closing of the Acquisition Agreement we have become engaged in the development and ultimate formulation of other novel formulations of natural compounds and pharmaceutical products that have limitations in effective use for human consumption.  We believe our self-emulsifying drug delivery technology can improve the efficacy of existing products and formulations based on natural or well-established compounds and known biologically active compounds. We intend to conduct our research and development through collaborative programs. We anticipate relying on arrangements with third party drug developers such as contract research organizations and clinical research sites for a significant portion of our product development efforts.

The Acquisition Agreement enabled us to acquire certain products, formulas, processes, proprietary technology and/or patents and patent applications related to pharmaceutical, nutraceutical, food supplements and consumer health products. We have not formulated any final products or receive approvals from any regulatory agencies or generated any revenues from product sales. We have not been profitable since our inception through the current date.

We expect to incur significant operating losses for the next several years and until we are able to formulate a commercially viable product.  We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

●

Continue to undertake formulation of novel products and subsequent preclinical and clinical trials for our product candidates;

●

Seek regulatory approvals for our product candidates;

●

Develop, formulate, manufacture and commercialize our products;

●

Implement additional internal systems and develop new infrastructure;

●

Acquire or in-license additional products or technologies, or expand the use of our technology;

●

Maintain, defend and expand the scope of our intellectual property; and

●

Hire qualified personnel.

Future product revenue will depend on our ability to develops, receive regulatory approvals for, and successfully market, our product candidates. In the event that our development efforts result in regulatory approval and successful commercialization of our product candidates, we will generate revenue from direct sales of our products and/or, if we license our products to future collaborators, from the receipt of license fees and royalties from licensed products.

Management estimates that our research and development expenses for the next 12 months will be approximately $3.0 million, primarily for research and pilot studies.  We also estimate that other expenses, including personnel, general and administrative and miscellaneous expenses could be as much as $2.0 million during the same time period.  Because we currently have no revenues, most likely the only source of funding these expenses will be through the private sale of our securities, either equity or debt.  We are currently exploring possible funding sources, but we have not entered into any arrangements or agreements for funding as of this time.  If we are unable to raise the necessary funding, our research and development plans will be delayed indefinitely.  There can be no assurance that we will be able to raise the funds necessary to carry out our business plan on terms favorable to the company, or at all.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of our present directors and executive officers.

Name	Age	Position Held with Eastgate
Anna Gluskin	60	CEO and Director
Mirjana Hasanagic	47	President and Director
Brian Lukian	63	CFO and Director
Joseph Schwarz	57	Chief Scientific Officer
Michael Weisspapir	55	Chief Medical Officer
Geoff Williams	42	Director
Nancy Ah Chong	44	Secretary/Treasurer and Director

All directors serve for a one-year term until their successors are elected or they are re-elected at an annual stockholders' meeting. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.

There is no arrangement, agreement or understanding between any of the directors or officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer. Also, there is no arrangement, agreement or understanding between management and non-management stockholders under which non-management stockholders may directly or indirectly participate in or influence the management of our affairs.

There are no agreements or understandings for any officer or director to resign at the request of another person and none of the current offers or directors of are acting on behalf of, or will act at the direction of any other person.   However, two directors, Geoff Williams and Nancy Ah Chong, have agreed to tender their resignations as directors and officers at such time as the balance of $50,000 due to Williams Investment Company under the Acquisition Agreement is paid.

The business experience of each of the persons listed above during the past five years is as follows:

Anna Gluskin became a director and CEO on May 22, 2012.  Ms. Gluskin has over 30 years’ experience in discovering and developing opportunities in the area of biotechnology pharmaceutical and consumer health products.  She is currently managing her own investments related to consumer health products and drug delivery. From October 1997 to September 2010, Ms. Gluskin served as director, Chief Executive Officer and President of Generex Biotechnology Corporation, a company that has developed a proprietary alternative (non-invasive; non-injectable) drug delivery system.  Ms. Gluskin was a Founder of Generex and was instrumental in raising capital for the company.  Generex has developed an oral (buccal delivery insulin spray, Oral-lyn) and a platform from which a number of applications have been tested and others identified.  An over-the-counter spray product pipeline was also developed and was marketed in a number of markets around the globe. From September 2010 to May 2012, Ms. Gluskin was exploring new business opportunities, which included examining new products and technologies and preliminarily organizing a scientific team.  These efforts eventually led to the assignment of the products and technology representing the Acquired Products that Eastgate acquired from her in May 2012.

Prior to her position at Generex Biotechnology, Ms. Gluskin served as a director of Interlock Consolidated Corporation, a Canadian public company, engaged in the sale and fabrication of pharmaceutical manufacturing facilities.  Ms. Gluskin successfully participated in the set-up of pharmaceutical facilities in Russia and other countries in Eastern Europe. Ms. Gluskin has a number of patents for innovative pharmaceutical drugs in her name.  She holds a Master’s Degree in Microbiology and Genetics from Moscow State University.  She holds an equivalent degree from the University of Toronto. Ms. Gluskin also serves as CEO of our wholly owned subsidiary, Eastgate Pharmaceuticals Inc. We believe that Ms. Gluskin’s education, expertise and extensive experience in the pharmaceutical industry and with public companies qualify her as a member of our board of directors.

Mirjana Hasanagic became a director and President on May 22, 2012. Ms. Hasanagic has over 20 years of managerial experience including marketing, budgeting and accounting, purchasing and inventory control and staff supervision.  She has held various executive positions within pharmaceuticals and healthcare industries. From 2009 to 2012, she has served as President of Nano Essentials, Inc., a Toronto, Canada company developing products containing nano-sized delivery vectors.

From 2000 to 2008, Ms. Hasanagic was president of Go Laser Inc., a Waterloo based company engaged in herbalism and alternative medicine to treat infections, skin ailments and viral diseases. Her interest and experience in natural health products and diagnostics has led her to develop formulations that provide better absorption and delivery with the goal of attaining long term recovery and/prevention. Ms. Hasanagic holds Medical Doctor (Alternative Medicine), Herbalism degree from Indian Board of Alternative Medicine and B.A., Philosophy, Linguistics & Literature from University of Sarajevo, Bosnia. On May 27, 2009, Ms. Hasanagic filed for protection under the bankruptcy laws in the District Court of the City of Waterloo, Ontario, Canada.  The bankruptcy was discharged by the Court on February 28, 2010. Ms. Hasanagic also serves as President of our wholly owned subsidiary, Eastgate Pharmaceuticals Inc. We believe that Ms. Hasanagic’s education, expertise and extensive experience in the natural health products industry qualify her as a member of our board of directors.

Brian Lukian became a director and CFO on May 22, 2012. Mr. Lukian has Over 30 years of financial, strategic and business leadership experience in various industries and countries.  Mr. Lukian served as Chief Financial Officer for Enhance Skin products of Denver, Colorado from August 2008 to May 2012, and for Quantum Materials Corp. of Phoenix, Arizona from November 2008 to June 2011.  Both are reporting pubic companies with the SEC.  Since January 2007, he has provided consulting services in regards to mergers and acquisitions, turnarounds, financings as well as business and industry analysis.  From 2000 through 2006, he was employed as Chief Financial Officer and Chief Operating Officer for several public companies in Canada, for which he was responsible for public reporting requirements in Canada.

Mr. Lukian earned his certificate as a Chartered CPA, McGill University, while employed by Ernst & Young, Montreal, Canada and is a member of the Order of Certified Professional Accountants of Quebec. Mr. Lukian also held a United States Investment Bankers license, Series Seven. He received a Bachelor of Commerce from Loyola College, Montreal, Canada. Mr. Lukian also serves as CFO of our wholly owned subsidiary, Eastgate Pharmaceuticals Inc. We believe that Mr. Lukian’s education, expertise and accounting experience with public companies qualify him as a member of our board of directors.

Geoff Williams. Mr. Williams has served as a director and President and CEO of our company since its inception in September 1999.  He resigned as President and CEO on May 22, 2012. From 1994 to the present, Mr. Williams has been a representative of Williams Investments Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings.  Mr. Williams attended the University of Utah and California Institute of the Arts.  Mr. Williams also previously served as our principal financial officer and principal accounting officer until May 2012.

Mr. Williams is currently a director, President and CEO of Westgate Acquisitions Corp. and, until he resigned in February 2010, he was a director, President and CEO of Greyhound Commissary, Inc., now known as Tanke Biosciences Corp. Mr. Williams served as a director of U.S. Rare Earths, Inc., a rare earths mining company from November 2011 to August 2012. He has also served as President and a director of Protect Pharmaceutical Corporation, a drug development company, from February 14, 2012 to the present. We believe that Mr. Williams’ relationship with the company since its inception and his expertise and extensive experience with public companies qualify him as a member of our board of directors.

Nancy Ah Chong. Ms. Ah Chong became a director and Secretary / Treasurer of our company in September 2006.  From August 2004 to the present, she has been an office manager for Williams Investment Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings.  Previously, Mrs. Ah Chong was an administrative assistant for Forsgren Associates in Salt Lake City from March 2004 to August 2004.  She has also worked as a customer service representative for Overstock.com from November 2003 to January 2004 and O’Currance from February 2001 to November 2003, and as a marketing and travel coordinator for MGIS from February 2000 to August 2001. Mrs. Ah Chong attended and graduated from the Omaha Institute of Art and Design in Omaha, Nebraska.

Ms. Ah Chong is currently a director and Secretary / Treasurer of Westgate Acquisitions Corp. and, until she resigned in February 2011, she was a director and Secretary / Treasurer of Greyhound Commissary, Inc., now known as Tanke Biosciences Corp.  Ms. Ah Chong also became a director and Secretary of Protect Pharmaceutical Corporation on February 14, 2012 and was named a director of U.S. Rare Earths, Inc. in May 2013. We believe that Ms. Ah Chong’s relationship with the company since 2006 and her past experience with public companies qualify her as a member of our board of directors.

Joseph Schwarz became Chief Scientific Officer on May 22, 2012. Mr. Schwarz has a graduate degree in Polymer Chemistry from Moscow State University, and a PhD in Organic Chemistry from Zelinsky Organic Chemistry Institute (Academy of Science, Moscow), Laboratory of polynitrocompounds. He has more than 40 publications 8 issued US patents and approximately 20 US patent applications. He has more than 20 years in pharmaceutical R&D Experience.  Mr. Schwarz is a pharmaceutical technology and formulation expert in sustained release formulations for oral, topical, transmucosal, ophthalmic and parenteral application; biodegradable nano- and micro particles for controlled drug delivery of small molecules, peptides and proteins; colloidal drug delivery systems – nanoemulsions, micelles, hybrid nanoparticles; development and manufacturing of generic and brand pharmaceutical and cosmetic products. Mr. Schwarz served as Chief Scientist position (CS) at AlphaRx Canada from 2004  to 2011 and was Senior Manager/Formulation Development at Novopharm Pharmaceuticals LTD from 2003 to 2004. Mr. Schwarz also serves as Chief Scientific Officer of our wholly owned subsidiary, Eastgate Pharmaceuticals Inc. We believe that Mr. Schwarz’s education, expertise and extensive experience in the pharmaceutical industry qualify him to serve as our Chief Scientific Officer.

Michael Weisspapir became Chief Medical Officer on May 22, 2012 and has over 25 years’ experience in pharmacology and drug development.  His knowledge spans all stages of drug development including pharmacology, toxicology, pharmaceutical science and neuroscience. He is also experienced in immunomodulators, anti-inflammatory drugs, anticonvulsant, anticancer agents as well as different methods of administration including parenteral, oral, transdermal and topical applications.

Mr. Weisspapir’s has experience with new drug evaluation for efficacy and safety (immunomodulators, chemotherapeutic agents, NSAID, anticonvulsants, antioxidants). This includes design and implementation of animal models of different indications, implementation of in vivo and in vitro experimental protocols as well as with controlled drug delivery systems, submicron emulsion, nanoemulsions, biodegradable nanoparticulate systems (NSAID, SAID, tranquilizers, anticonvulsants, peptides, antibiotics).  His most recent past work experience includes Chief Medical Scientist position (CMS) at AlphaRx Canada (2004 -2011).

Mr. Weisspapir currently holds three patents, has 20 patent applications and has been published in over 20 pharmacological and toxicological journals.  Mr. Weisspapir holds a Medical Doctor degree and Ph.D. degree in Pharmacology- both from Chelyabinsk State Medical Institute, Russia. Mr. Weisspapir also serves as Chief Medical Officer of our wholly owned subsidiary, Eastgate Pharmaceuticals Inc. We believe that Mr. Weisspapir’s education, expertise and extensive experience in the pharmaceutical industry qualify him to serve as our Chief Medical Officer.

Currently, each officer, except for Mr. Williams and Ms. Ah Chong, devotes approximately 40 hours per week to the company, which is approximately 100% of their business time, except for Ms. Gluskin that devotes approximately 90% of her time to the company. Mr. Williams and Ms. Ah Chong will devote only minimal time to the company on an as-needed basis.

Committees of the Board of Directors

No director is deemed to be an independent director. Currently we do not have any standing committees of the board of directors. Until formal committees are established, our board of directors will perform some of the functions associated with a nominating committee and a compensation committee, including reviewing all forms of compensation provided to our executive officers, directors, consultants and employees, including stock compensation. The board will also perform the functions of an audit committee until we establish a formal committee.

Relationships and Related Party Transactions

       Except as set forth below, we have not entered into any other material transactions with any officer, director, nominee for election as director, or any stockholder owning greater than five percent (5%) of our outstanding shares, nor any member of the above referenced individuals' immediate family.

On May 22, 2012, we acquired the Acquired Products from Anna Gluskin, our current President and CEO, pursuant to the Acquisition Agreement. In exchange for the Acquired Products, we issued 10 million shares of common stock to the following persons who subsequently became directors and/or executive officers of the company:

●

Anna Gluskin (Director and Chief Executive Officer)

3,500,000 shares

●

Mirjana Hasanagic  (Director and President)

2,000,000 shares

●

Joseph Schwarz  (Chief Scientific Officer)

2,000,000 shares

●

Michael Weisspapir (Chief Medical Officer)

2,000,000 shares

●

Brian Lukian  (Director and Chief Financial Officer)

   500,000 shares

The 10 million shares issued for the Acquired Products were valued at $0 for the assets and $50,000 for services ($0.005 per share).  In connection with the Acquisition Agreement, we also issued 10 million shares of common stock (valued at $50,000 or $0.005 per share) to TGT Investment Management Inc. These shares were issued in consideration for $20,000 of expenses paid prior to the Acquisition Agreement of May 22, 2012 for product evaluation and for consulting services provided to the company for services in connection with negotiating and facilitating the Acquisition Agreement, valued at $30,000.  TGT Investment Management Inc. is a privately held investment holding company 100% controlled by Rose Perri, who became a principal stockholder of the company.

As a provision of the Acquisition Agreement, Williams Investment Company was to be paid $100,000 for services rendered in connection with the execution of the agreement and the transactions contemplated thereby.  Of that amount $50,000 was paid at the closing and $50,000 is to be paid at such time as the company realizes additional financing in the minimum amount of $300,000.  H. Deworth Williams is a principal stockholder of the company and is the principal owner of Williams Investment Company.  Two current directors, Geoff Williams and Nancy Ah Chong, are employees of Williams Investment Company and have agreed to resign as directors when the final $50,000 payment is paid to Williams Investment Company.

On October 23, 2012, our President and CEO Ms. Gluskin loaned $100,000 to the company pursuant to the terms of a demand promissory note agreement. The note is unsecured, carries interest at the rate of 5% per annum and is payable on demand. The company will use the proceeds from the loan to conduct its general business operations until additional funding can be arranged, of which there can be no assurance. The largest principal amount outstanding during 2012 and as of the period ended June 30, 2013 was $100,000 and no payment of principal or interest has been made on the note.  As of June 30, 2013, accrued interest on the note was $3,740.

From the year ended December 31, 2010 through June 30, 2013, the company recorded loans from shareholders, amounts due to shareholders for expenses paid on its behalf by shareholders, as notes payable - related parties on its balance sheet. The notes bear interest of 10% per annum, are unsecured and due and payable upon demand.  As of June 30, 2013 the notes payable - related parties was $615,275, including the $100,000 note to Ms. Gluskin and the following:

●

$9,590, plus $19,603 of accrued interest, payable to William Investment Company, controlled by H. Deworth Williams a principal stockholder;

●

$4,600, plus $601 of accrued interest, payable to Anna Gluskin, our CEO and a principal stockholder;

●

$164,342, plus $6,250 of accrued interest, payable to Angara Enterprises – a private corporation controlled by Anna Gluskin, our CEO and a principal stockholder;

●

$253,875, plus $20,576 of accrued interest, payable to Nano Essential, Inc., a private corporation deemed to be controlled by our President Mirjana Hasanagic and Ms. Gluskin; and

●

$82,868 plus $7,072 of accrued interest, payable to TGT Investment Management Inc., a private corporation controlled by Rose Perri, a principal stockholder.

The amounts shown above represent the largest principal amount outstanding during the six-month period ended June 30, 2013 and no payment of principal or interest was made during the period.  It should be noted that the accrued interest payable to Williams Investment Company is greater that the principal amount.  This is due to the $50,000 repayment to Williams Investment in May 2012 being applied to the principal amount only, which would decrease future interest expense incurred on the payable.

At December 31, 2012, the notes payable - related party balance due was $449,103, with accrued interest of $35,155 and as set forth below:

●

$100,000, plus $1,260 of accrued interest, payable to Anna Gluskin per the October 23, 2012 note;

●

$9,590, plus $19,128 of accrued interest, payable to William Investment Company;

●

$4,600, plus $366 of accrued interest, payable to Anna Gluskin;

●

$46,164, plus $2,488 of accrued interest, payable to Angara Enterprises;

●

$220,302, plus $8,589 of accrued interest, payable to Nano Essential; and

●

$68,447, plus $3,324 of accrued interest, payable to TGT Investment Management Inc.

The amounts shown above represent the largest principal amount outstanding during the year ended ended December 31, 2012 and no payment of principal or interest was made during the period.

At December 31, 2011, the only payable to a related party was $59,590, with accrued interest of $17,190, and at December 31, 2010, the related party payable was $53,035 plus accrued interest of $11,213, each payable to Williams Investment Company. The amounts shown represent the largest principal amount outstanding during the periods set forth. No payments of principal or interest have been made on the related party debts since they were incurred, except for the $50,000 payment made to Williams Investment Company on the closing of the Acquisition Agreement.

On October 1, 2012, the company entered into a lease agreement for laboratory and office space through the assignment of an existing lease by NanoEssential, Inc. The lease has a term of 32 months, with an expiration date of May 31, 2015, and specifies a monthly rate of $4,988 for 2012, $5,344 for 2013, and $5,700 for 2014 and 2015. The lease requires minimum lease payments of $175,988 over the term of the lease. At December 31, 2012 and June 30, 2013, the Company paid $14,963 and $0, respectively, in connection with the lease. Mirjana Hasanagic, President and a director of Eastgate, previously served as President of NanoEssential, Inc. from 2009 to 2012 and Ms. Gluskin our CEO is deemed in control of NanoEssential.

Contributed Capital

During the year ended December 31, 2011, Geoff Williams, a director, contributed various administrative services to the Company. These services include basic management and accounting services, and utilization of office space and equipment. The services have been valued at $3,000 for the year ended December 31, 2011.

During the year ended December 31, 2012, Anna Gluskin contributed various administrative services to the Company. These services include basic management and accounting services, and utilization of office space and equipment. The services have been valued at $6,000 for the years ended December 31, 2012.

Executive Compensation

We have not had a bonus, profit sharing, or deferred compensation plan for the benefit of employees, officers or directors. We have not paid any salaries or other compensation to officers, directors or employees for the years ended December 31, 2012, 2011 and 2010. Further, we have not entered into an employment agreement with any of our officers, directors or any other persons and no such agreements are anticipated in the immediate future. We expect that directors will defer any compensation until such time as the company is in a better financial position and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of September 25, 2013, to the best of our knowledge, with respect to each person believed to be the beneficial owner of more than 5% of our outstanding common stock, each director and executive officer and by all directors and executive officers as a group. For purposes of disclosure, a person is deemed to be the beneficial owner of any shares of common stock (i) over which the person has or shares, directly or indirectly, voting or investment power, or (ii) of which the person has a right to acquire beneficial ownership at any time within 60 days after the date of this prospectus. “Voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares.

Unless otherwise noted, the address of each person below will be c/o Eastgate Acquisitions Corporation, 2681 East Parleys Way, Suite 204, Salt Lake City, Utah 84109.

Name of Beneficial Owner	Number of Shares	Percent of Class(1)
Directors and Officers
Anna Gluskin*	3,500,000	11.1%
Mirjana Hasanagic*	2,000,000	6.3%
Brian Lukian*	500,000	1.6%
Joseph Schwarz*	2,000,000	6.3%
Michael Weisspapir *	2,000,000	6.3%
Geoff Williams *	4,635,000	14.7%
Nancy Ah Chong *	0	0%
5% Stockholders
TGT Investment Management Inc.(2)	10,000,000	31.6%
Edward F. Cowle*	4,635,000	14.7%
H. Deworth Williams	2,195,445	6.9%
All Directors and Officers as a group (7 persons)	14,635,000	46.3%

* Director and/or executive officer

Note: Unless otherwise indicated, we have been advised that each person above has sole voting power over the shares indicated above.

(1)

Based upon 31,625,000 shares of common stock outstanding on September 25, 2013.

(2)

TGT Investment Management Inc. is privately held investment holding company, of which investment and 100% voting control are held by Rose Perri.

DESCRIPTION OF SECURITIES

 Common Stock

Authorized and Outstanding

We are authorized to issue up to 100 million shares of common stock, par value $0.0001 per share, of which 31,625,000 shares are outstanding as of the date of this prospectus.

Voting Rights

Each holders of our common stock has the right to cast one vote for each share of stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute, by our articles of incorporation or bylaws, the presence, in person or by proxy duly authorized, of one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

Preemptive Rights

Holders of our common stock are not entitled to preemptive rights, and no redemption or sinking fund provisions are applicable to our common stock.

Transfer Agent

We have designated as our transfer agent Interstate Transfer Company, 6076 South 900 East, Suite 101, Salt Lake City, Utah 84121.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our bylaws provide that directors, officers and persons acting at our request as an officer or director, will be indemnified by us to the fullest extent authorized by the general corporate laws of Nevada.  This indemnification applies to all expenses and liabilities reasonably incurred in connection with services for us or on our behalf if:

●

such person acted in good faith with a view to our best interests; and

●

in the case of a monetary penalty in connection with a criminal or administrative action or proceeding, such person had reasonable grounds to believe that his or her conduct was lawful.

Insofar as indemnification for liabilities arising under the Securities Act might be permitted to directors, officers or persons controlling our company under the provisions described above, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

Leonard E. Neilson, Attorney at Law, 8160 South Highland Drive, Suite 104, Sandy, Utah 84093, telephone (801) 733-0800, has acted as our special legal counsel.

EXPERTS

Our financial statements for the fiscal years ended December 31, 2012 and 2011 appearing in this prospectus have been audited by Sadler, Gibb & Associates, L.L.C, independent certified public accountants, Salt Lake City, Utah.  Their report is given upon their authority as experts in accounting and auditing. Our unaudited financial statements for the six-month period ended June 30, 2013 have been prepared by the company.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus was hired on a contingent basis, will receive a direct or indirect interest in Eastgate or has acted or will act as a promoter, underwriter, voting trustee, director, officer, or employee of our company.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC in accordance with its rules and regulations. This prospectus does not contain all of the information in the registration statement. For further information regarding both our company and the securities in this offering, we refer you to the registration statement, including all exhibits and schedules. You may inspect our registration statement, without charge, at the public reference facilities of the SEC’s Washington, D.C. office, 100 F Street, NE, Washington, D.C. 20549 and on its Internet site at http://www.sec.gov.  Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

You also may request a copy of the registration statement and these filings by contacting us electronically at information@eastgatepharmaceuticals.com.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and required to file annual, quarterly and current reports and other information with the SEC. These reports and other information may also be inspected and copied at the SEC’s public reference facilities or its web site.

EASTGATE ACQUISITIONS CORPORATION

(A Development Stage Company)

FINANCIAL STATEMENTS

December 31, 2012 and 2011

Eastgate Acquisitions Corporation

(A Development Stage Company)

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Balance Sheets as of December 31, 2012 and 2011

Statements of Operations for the Years Ended December 31, 2012 and 2011 and

from inception on September 8, 1999 through December 31, 2012

Statements of Stockholders’ Deficit from inception on September 8, 1999 through

December 31, 2012

Statements of Cash Flows for the Years Ended December 31, 2012 and 2011 and

from inception on September 8, 1999 through December 31, 2012

Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Eastgate Acquisitions Corporation and subsidiary

We have audited the accompanying consolidated balance sheets of Eastgate Acquisitions Corporation and subsidiary (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of operations, stockholders’ (deficit) and cash flows for the years then ended and for the cumulative period from September 8, 1999 (date of inception) through December 31, 2012.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eastgate Acquisitions Corporation and subsidiary as of December 31, 2012 and 2011, and the results of their operations and cash flows for the years then ended and for the cumulative period from September 8, 1999 (date of inception) through December 31, 2012, in conformity with accounting principles generally accepted in the United States of America

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had accumulated losses of $744,208 for the period from inception through December 31, 2012 which raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sadler, Gibb & Associates, LLC

Salt Lake City, UT

April 15, 2013

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY
(A Development Stage Company)
Consolidated Balance Sheets

ASSETS

	December 31,	December 31,
	2012	2011

CURRENT ASSETS

Cash	$100,000	$-
Prepaid Assets	4,500	-

Total Current Assets	104,500	-

TOTAL ASSETS	$104,500	$-

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable	$229,250	$12,408
Accrued interest - related parties	35,155	17,190
Notes payable - related parties	449,103	59,590

Total Current Liabilities	713,508	89,188

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock; 100,000,000 shares authorized,
at $0.00001 par value, 31,625,000 and 11,625,000
shares issued and outstanding, respectively	316	116
Additional paid-in capital	134,884	32,084
Deficit accumulated during the development stage	(744,208)	(121,388)

Total Stockholders' Equity (Deficit)	(609,008)	(89,188)

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$104,500	$-

The accompanying notes are an integral part of these consolidated financial statements.

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Operations

			From
			Inception on
			September 8,
	For the Years Ended		1999 Through
	December 31,		December 31,
	2012	2011	2012

REVENUES	$-	$-	$-

OPERATING EXPENSES

Professional fees	116,874	-	116,874
Research and Development	105,422		105,422
General and administrative	383,501	23,943	487,699

Total Operating Expenses	605,797	23,943	709,995

LOSS FROM OPERATIONS	(605,797)	(23,943)	(709,995)

OTHER EXPENSES

Interest expense	(17,023)	(5,977)	(34,213)

Total Other Expenses	(17,023)	(5,977)	(34,213)

LOSS BEFORE INCOME TAXES	(622,820)	(29,920)	(744,208)
PROVISION FOR INCOME TAXES	-	-	-

NET LOSS	$(622,820)	$(29,920)	$(744,208)

BASIC LOSS PER SHARE	$(0.03)	$(0.00)

WEIGHTED AVERAGE
NUMBER OF COMMON SHARES
OUTSTANDING	23,865,437	11,625,000

The accompanying notes are an integral part of these consolidated financial statements

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Stockholders' Deficit

	Common Stock		Additional	Deficit Accumulated During the	Total Stockholders'Equity
	Shares	Amount	Paid-In Capital	Development Stage	(Deficit)
Balance at inception on September 8, 1999	-	$-	$-	$-	$-
Common stock issued for cash on September 8, 1999 at $0.00001 per share	11,625,000	116	384	-	500
Net loss from inception on September 8, 1999 through December 31, 1999	-	-	-	-	-
Balance, December 31, 1999	11,625,000	116	384	-	500

Net loss for the period from January 1, 2000 through December 31, 2004	-	-	-	(3,320)	(3,320)
Balance, December 31, 2004	11,625,000	116	384	(3,320)	(2,820)

Services contributed by shareholders	-	-	500	-	500
Net loss for the year ended December 31, 2005	-	-	-	(600)	(600)
Balance, December 31, 2005	11,625,000	116	884	(3,920)	(2,920)

Services contributed by shareholders	-	-	1,700	-	1,700
Net loss for the year ended December 31, 2006	-	-	-	(5,555)	(5,555)
Balance, December 31, 2006	11,625,000	116	2,584	(9,475)	(6,775)

Services contributed by shareholders	-	-	5,500	-	5,500
Net loss for the year ended December 31, 2007	-	-	-	(9,681)	(9,681)
Balance December 31, 2007	11,625,000	116	8,084	(19,156)	(10,956)

Services contributed by shareholders	-	-	6,000	-	6,000
Net loss for the year ended December 31, 2008	-	-	-	(24,309)	(24,309)
Balance, December 31, 2008	11,625,000	116	14,084	(43,465)	(29,265)

Services contributed by shareholders	-	-	6,000	-	6,000
Net loss for the year ended December 31, 2009	-	-	-	(23,649)	(23,649)
Balance, December 31, 2009	11,625,000	116	20,084	(67,114)	(46,914)

Services contributed by shareholders	-	-	6,000	-	6,000
Net loss for the year ended December 31, 2010	-	-	-	(24,354)	(24,354)
Balance, December 31, 2010	11,625,000	$116	$26,084	$(91,468)	$(65,268)

Services contributed by shareholders	-	-	6,000	-	6,000
Net loss for the year ended December 31, 2011	-	-	-	(29,920)	(29,920)
Balance, December 31, 2011	11,625,000	$116	$32,084	$(121,388)	$(89,188)

Services contributed by shareholders	-	-	3,000	-	3,000
Common stock issued for services and payment of related party notes payable	20,000,000	200	99,800	-	100,000
Net loss for the year ended December 31, 2012	-	-	-	(622,820)	(622,820)
Balance, December 31, 2012	31,625,000	$316	$134,884	$(744,208)	$(609,008)

The accompanying notes are an integral part of these consolidated financial statements.

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Cash Flows

			From
			Inception on
			September 8,
	For the Years Ended		1999 Through
	December 31,		December 31,
	2012	2011	2012
OPERATING ACTIVITIES

Net loss	$(622,820)	$(29,920)	$(744,208)
Adjustments to reconcile net loss to net cash
used by operating activities:
Expenses paid on the Company's behalf
by a related parties	339,513	6,555	399,103
Common stock issued for services	50,000	-	50,000
Services contributed by shareholders	3,000	6,000	34,700
Changes in operating assets and liabilities:
Change in accrued interest	17,965	5,977	35,155
Change in accounts payable	216,842	11,388	229,250
Change in prepaid Asset	(4,500)	-	(4,500)

Net Cash Used in Operating Activities	-	-	(500)

INVESTING ACTIVITIES	-	-	-

FINANCING ACTIVITIES

Proceeds from notes payable to related parties	100,000	-	100,000
Common stock issued for cash	-	-	500

Net Cash Provided by Financing Activities	100,000	-	100,500

NET DECREASE IN CASH	100,000	-	100,000

CASH AT BEGINNING OF PERIOD	-	-	-

CASH AT END OF PERIOD	$100,000	$-	$100,000

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

CASH PAID FOR:

Interest	$-	$-	$-
Income Taxes	$-	$-	$-

NON CASH FINANCING ACTIVITIES:	$-	$-	$-

Capital contribution by officer - payment of
related party payable on behalf of company	$50,000	$-	$50,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Eastgate Acquisitions Corporation (The Company) was organized on September 8, 1999, under the laws of the State of Delaware. The Company is a development stage company and has not commenced principle operations as of the balance sheet date.  During the year ended December 31, 2012 the Company formed Eastgate Phamaceuticals, Inc. as a wholly-owned subsidiary of the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of Eastgate Acquisitions Corporation and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding as of December 31, 2012 and 2011.

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
Loss (numerator)	$(622,820)	$(29,920)
Shares (denominator)	23,865,437	11,625,000
Per share amount	$(0.03)	$(0.00)

Dividends

The Company has not adopted any policy regarding payment of dividends. No dividends have been paid during any of the periods shown.

Comprehensive Income

The Company has no component of other comprehensive income. Accordingly, net income equals comprehensive income for the period ended December 31, 2012 and 2011.

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred. The Company had not incurred any advertising expense as of December 31, 2012 and 2011.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

57

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY

 (A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company provides for income taxes under ASC 740, Accounting for Income Taxes. ASC 740 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. The Company’s predecessor operated as entity exempt from Federal and State income taxes.

ASC 740 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 39% to net the loss before provision for income taxes for the following reasons:

	December 31, 2012	December 31, 2011
Income tax expense at statutory rate	$(242,900)	$(11,668)
Contributed services	1,170	2,340
Stock issued for services	39,000	-
Change in valuation allowance	202,730	9,328
Income tax expense per books	$-0-	$-0-

Net deferred tax assets consist of the following components as of:

	December 31, 2012	December 31, 2011
NOL carryover	$290,241	$37,530
Valuation allowance	(290,241)	(37,530)
Net deferred tax asset	$-0-	$-0-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards of $54,312 for federal income tax reporting purposes are subject to annual limitations. When a change in ownership occurs, net operating loss carry forwards may be limited as to use in future years.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accounting Basis

The basis is accounting principles generally accepted in the United States of America.  The Company has adopted a December 31 fiscal year end.

58

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY

 (A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation.

As of December 31, 2012, the Company has not issued any share-based payments to its employees.

The Company adopted ASC 718 effective January 1, 2006 using the modified prospective method. Under this transition method, stock compensation expense includes compensation expense for all stock-based compensation awards granted on or after January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of ASC 718.

Recent Accounting Pronouncements

The Company has evaluated recent accounting pronouncements and their adoption has not had nor is not expected to have a material impact on the Company’s financial position or statements.

Revenue Recognition

The Company recognizes revenue when products are fully delivered or services have been provided and collection is reasonably assured.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principle, which contemplate continuation of the Company as a going concern.  However, the Company has accumulated deficit of $744,208 as of December 31, 2012.  The Company currently has limited liquidity, and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time, raising substantial doubt about its ability to continue as a going concern.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

 NOTE 3 - RELATED-PARTY TRANSACTIONS

Notes payable – related parties

The Company has recorded loans from shareholders, amounts due to shareholders for expenses paid on its behalf by shareholders as Notes payable - related parties on the balance sheet. The amounts comprising Notes payable – related parties bear interest ranging from 5 percent per annum to 10 percent per annum, are unsecured and are due and payable upon demand.

-

During the years ended December 2012 and 2011, certain shareholders of the Company paid for expenses on behalf of the Company of $324,550 and $6,555. During 2012 in connection with the a agreement to purchase patents from a related party (see Note 5 below), an officer and director of the Company agreed to pay $50,000 to a former officer thus reducing the amount owed to that former officer by $50,000. As consideration to the officer and director for this $50,000 payment on behalf of the Company, 10,000,000 shares of common stock were issued to the officer and director. The amount for patents purchased valued at $0 and the related party debt paid by the officer of $50,000 and has been recorded as contributed capital in equity (See Note 5).

-

During the years ended December 31, 2012 and 2011, an officer of the Company loaned the Company $100,000 and $-0-, respectively, for operating expenses.

59

EASTGATE ACQUISITIONS CORPORATION AND SUBSIDIARY

 (A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 3 - RELATED-PARTY TRANSACTIONS  (Continued)

-

On October 1, 2012 the Company entered into a lease agreement with a related party for office space. The lease has a term of 32 months with an expiration date of May 31, 2015. The lease specifies a monthly rate of $4,988 for 2012, $5,344 for 2013, and $5,700 for 2014 and 2015. The lease requires minimum lease payments of $175,988 over the term of the lease. At December 31, 2012 the Company owed $14,963 in connection with the lease.

The resulting balance of Notes payable – related parties totaled $449,103 and $59,590 at December 31, 2012 and December 31, 2011, respectively. As of December 31, 2012 and 2011, the Company owes $35,155 and $17,190 of accrued interest to related parties, respectively, resulting from interest expense of $16,833 and $5,679, respectively.

Contributed Capital

During the years ended December 31, 2012 and 2011, a related-party has contributed various administrative services to the Company. These services include basic management and accounting services, and utilization of office space and equipment. These services have been valued at $3,000 and $6,000 for the years ended December 31, 2012 and 2011, respectively.

NOTE 4 – STOCKHOLDERS’ EQUITY

During 2011 and 2012, an officer of the Company has contributed various administrative services to the Company. These services include basic management and accounting services, and utilization of office space and equipment. These services have been valued at $500 per month of service and have been recorded as capital contributions of $3,000 and $6,000 as of the periods ending September 30, 2012 and December 31, 2011, respectively.

As stated above in Note 3, on May 22, 2012 pursuant to a patent acquisition agreement, the Company issued 10,000,000 shares of common stock valued at $0.005 per share to a Company officer in exchange for patent rights contributed, and forgiveness of debt to a related party of $50,000.  Also pursuant to the patent acquisition agreement, the Company issued an additional 10,000,000 shares of common stock to a third party in exchange for services, valued also at $0.005 per share.

NOTE 5 - SUBSEQUENT EVENTS

In accordance with ASC 855 Company management reviewed all material events through the date of this report and determined that there are no material subsequent events to report.

60

EASTGATE ACQUISITIONS CORPORATION

(A Development Stage Company)

FINANCIAL STATEMENTS

June 30, 2013 and December 31, 2012

EASTGATE ACQUISITIONS CORPORATION
(A Development Stage Company)
Balance Sheets

ASSETS

	June 30,	December 31,
	2013	2012
	(Unaudited)

CURRENT ASSETS

Cash	1,814	100,000
Prepaid Assets	$-	$4,500

Total Current Assets	1,814	104,500

PROPERTY & EQUIPMENT, net	60,907	-

TOTAL ASSETS	$62,721	$104,500

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable	$346,409	$229,250
Current portion of capital lease obligation	40,610	-
Accrued interest - related parties	57,842	35,155
Notes payable - related parties	615,275	449,103

Total Current Liabilities	1,060,136	713,508

LONG TERM LIABILITIES

Capital lease obligation - long term	3,570	-

Total Long Term Liabilities	3,570	-

TOTAL LIABILITIES	$1,063,706	$713,508

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock;100,000,000 shares authorized,
at $0.00001 par value, 31,625,000 and 31,625,000
shares issued and outstanding, respectively	316	316
Additional paid-in capital	134,884	134,884
Accumulated other comprehensive income	37	-
Deficit accumulated during the development stage	(1,136,222)	(744,208)

Total Stockholders' Equity (Deficit)	(1,000,985)	(609,008)

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$62,721	$104,500

The accompanying notes are an integral part of these condensed consolidated financial statements

EASTGATE ACQUISITIONS CORPORATION
(A Development Stage Company)
Statements of Operations
(Unaudited)
					From
					Inception on
					September 8,
	For the Three Months Ended		For the Six Months Ended		1999 Through
	June 30,		June 30,		June 30
	2013	2012	2013	2012	2013
REVENUES	$-	$-	$-	$-	$-

OPERATING EXPENSES
Professional fees	9,721	111,459	13,307	111,459	130,181
Research and Development	24,751	-	62,746	-	168,168
General and administrative	177,349	111,689	291,038	117,439	778,737
Total Operating Expenses	211,821	223,148	367,091	228,898	1,077,086
LOSS FROM OPERATIONS	(211,821)	(223,148)	(367,091)	(228,898)	(1,077,086)

OTHER EXPENSES
Interest expense	(13,701)	(1,485)	(24,923)	(2,972)	(59,136)
Total Other Expenses	(13,701)	(1,485)	(24,923)	(2,972)	(59,136)

LOSS BEFORE INCOME TAXES	(225,522)	(224,633)	(392,014)	(231,870)	(1,136,222)
PROVISION FOR INCOME TAXES	-	-	-	-	-
NET LOSS	$(225,522)	$(224,633)	$(392,014)	$(231,870)	$(1,136,222)
BASIC LOSS PER SHARE	$(0.01)	$(0.01)	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING	31,625,000	20,291,667	31,625,000	15,934,392

COMPREHENSIVE LOSS
A summary of the components of other comprehensive loss for the periods ended is as follows:

Net Loss	$(225,522)	$(224,633)	$(392,014)	$(231,870)	$(1,136,222)

Other Comprehensive Loss	(37)	-	(37)	-	(37)

Comprehensive Loss	$(225,559)	$(224,633)	$(392,051)	$(231,870)	$(1,136,259)

The accompanying notes are an integral part of these condensed consolidated financial statements

EASTGATE ACQUISITIONS CORPORATION
(A Development Stage Company)
Statements of Cash Flows
(Unaudited)

				From
				Inception on
				September 8,
	For the six Months Ended			1999 Through
	June 30,			June 30
	2013	2012		2013

OPERATING ACTIVITIES
Net loss	$(392,014)		$(231,870)	$(1,136,222)
Adjustments to reconcile net loss to net cash
used by operating activities:
Expenses paid on the Company's behalf
by a related party	166,172		54,252	565,275
Common stock issued for services	-		100,000	50,000
Depreciation	7,284		-	7,284
Services contributed by shareholders	-		3,000	34,700
Changes in operating assets and liabilities:
Accrued interest	22,687		2,972	57,842
Prepaid asset	4,500		-	-
Accounts payable	117,159		71,646	346,409
Net cash used in Operating Activities	(74,212)		-	(74,712)

INVESTING ACTIVITIES
Purchase of property and equipment	(4,648)		-	(4,648)
Net Cash Used in Investing Activities	(4,648)		-	(4,648)

FINANCING ACTIVITIES
Payments on capital lease obligation	(19,363)			(19,363)
Proceeds from notes payable to related parties	-		-	100,000
Common stock issued for cash	-		-	500
Net Cash Provided (used in) by Financing Activities	(19,363)		-	81,137

NET INCREASE (DECREASE) IN CASH	(98,223)		-	1,777
Effect of foreign currency translation adjustments	37			37

CASH AT BEGINNING OF PERIOD	100,000		-	-

CASH AT END OF PERIOD	$1,814		$-	$1,814

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
CASH PAID FOR:
Interest	$2,237		$-	$2,237
Income Taxes	$-		$-	$-

NON CASH FINANCING ACTIVITIES:
Capital contribution by officer - payment of
related party payable on behalf of company	$-		$-	$50,000
Property & equipment purchased under
capital lease obligation	$63,543	$		$63,543

The accompanying notes are an integral part of these condensed consolidated financial statements.

EASTGATE ACQUISITIONS CORPORATION

(A Development Stage Company)

Condensed Notes to Financial Statements

June 30, 2013 and December 31, 2012

NOTE 1 - CONDENSED FINANCIAL STATEMENTS

The accompanying financial statements have been prepared by the Company without audit.  In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at June 30, 2013, and for all periods presented herein have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2012 audited financial statements.  The results of operations for the periods ended June 30, 2013 and 2012 are not necessarily indicative of the operating results for the full years.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing. However management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

         NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

EASTGATE ACQUISITIONS CORPORATION

(A Development Stage Company)

Condensed Notes to Financial Statements

June 30, 2013 and December 31, 2012

Recent Accounting Pronouncements

The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial position or statements.

Earnings (Loss) per Share

The Company has adopted ASC 260, “Earnings Per Share,” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding.

Comprehensive Loss

Comprehensive loss includes net loss as currently reported under U.S. GAAP and other comprehensive loss.  Other comprehensive loss considers the effects of additional economic events, such as foreign currency translation adjustments.

Research and Development Policy

Research and development costs are expensed as they are incurred.  Research and development expense was $62,746 and nil for the six months ended June 30, 2013 and 2012 and $168,168 from September 8, 1999 (inception) to June 30, 2013.

Consolidation Policy

The consolidated balance sheets and statement of operations for the periods ended June 30, 2013 and December 31, 2012 include the books of Eastgate Acquisitions Corporation and its wholly owned subsidiary, Eastgate Pharmaceuticals Inc.  All intercompany transactions and balances have been eliminated in the consolidation.

Foreign Currency Policy

The Company’s wholly owned subsidiary, Eastgate Pharmaceuticals Inc.’s functional currency is the Canadian Dollar. All of its balance sheet accounts were translated to US Dollars at the June 30, 2013 spot rate. All of its income statement accounts were translated at the average translation rate between US Dollars and Canadian Dollars for the six month’s ended June 30, 2013.

EASTGATE ACQUISITIONS CORPORATION

(A Development Stage Company)

Condensed Notes to Financial Statements

June 30, 2013 and December 31, 2012

Property and Equipment Policy

Laboratory equipment and other equipment are stated at cost less accumulated depreciation.  Major renewals and improvements are capitalized: minor replacements, maintenance and repairs are charged to current operations.  Depreciation is computed by applying the straight-line method over the estimated useful lives which are generally five years.

	Method	Period

Laboratory and other equipment	Straight line	5 years

         NOTE 4 – RELATED-PARTY TRANSACTIONS

The Company has recorded loans from shareholders, amounts due to shareholders for expenses paid on its behalf by shareholders as Notes payable - related parties on the balance sheet. The amounts comprising Notes payable – related parties bear interest ranging from 5 percent per annum to 10 percent per annum, are unsecured and are due and payable upon demand.

-

During the year ended December 2012, certain shareholders of the Company paid for expenses on behalf of the Company of $324,550. During 2012 in connection with the  agreement to purchase patents from a related party (see Note 5 below), an officer and director of the Company agreed to pay $50,000 to a former officer thus reducing the amount owed to that former officer by $50,000. As consideration to the officer and director for this $50,000 payment on behalf of the Company, 10,000,000 shares of common stock were issued to the officer and director. The amount for patents purchased valued at $0 and the related party debt paid by the officer of $50,000 and has been recorded as contributed capital in equity (See Note 5).

-

During the six months ended June 30, 2013, certain shareholders of the Company paid for expenses on behalf of the Company of $166,172.

-

During the year ended December 31, 2012, an officer of the Company loaned the Company $100,000 and $-0-, respectively, for operating expenses.

-

On October 1, 2012 the Company entered into a lease agreement with a related party for office space. The lease has a term of 32 months with an expiration date of May 31, 2015. The lease specifies a monthly rate of $5,344 for 2013, and $5,700 for 2014 and 2015. The lease requires minimum lease payments of $175,988 over the term of the lease. At June 30, 2013 and December 31, 2012, the Company owed nil and $14,963 in connection with the lease.

The resulting balance of Notes payable – related parties totaled $615,275 and $449,103 at June 30, 2013 and December 31, 2012, respectively.  The balance in interest accrued on the note totaled $57,842 and $35,155 at June 30, 2013 and December 31, 2012, respectively.

EASTGATE ACQUISITIONS CORPORATION

(A Development Stage Company)

Condensed Notes to Financial Statements

June 30, 2013 and December 31, 2012

NOTE 5 – STOCKHOLDERS’ EQUITY

During 2012, an officer of the Company contributed various administrative services to the Company, including basic management and accounting services, and utilization of office space and equipment. This officer resigned during 2012, resulting in no expense recorded beyond June 2012. These services have been valued at $500 per month of service and have been recorded as capital contributions of $0 and $3,000 as of the periods ending June 30, 2013 and December 31, 2012, respectively.

On May 22, 2012 pursuant to a patent acquisition agreement, the Company issued 10,000,000 shares of common stock valued at $0.005 per share to a Company officer in exchange for patent rights contributed, and forgiveness of debt to a related party of $50,000.  Also pursuant to the patent acquisition agreement, the Company issued an additional 10,000,000 shares of common stock to a third party in exchange for patent rights, valued also at $0.005 per share.

NOTE 6 – PROPERTY & EQUIPMENT AND CAPITAL LEASE OBLIGATION

On January 4, 2013 the Company entered into a capital lease agreement to purchase equipment. The lease has a term of 19 months starting January 4, 2013 with the final payment due on August 1, 2014. The lease specifies a monthly rate of $3,600. The lease requires minimum lease payments of $68,400 over the term of the lease. The lease was initially recorded at $63,543, which is the present value of the minimum lease payments (less no executor cost) using the Company’s incremental borrowing rate of 10%.  During the six months ended June 30, 2013 the Company paid principal of $19,363 ($0 during 2012) against the capital lease obligation and corresponding interest of $2,237, leaving an amount owing at the end of the period of $44,180 ($0 at December 31, 2012), $3,570 of which is a long-term obligation.

Pursuant to ASC 840-30 for capital leases, the equipment was recorded at the same value as the initial capital lease obligation of $63,542.  Also during the six months ending June 30, 2013, the Company purchased additional equipment for cash of $4,548. The estimated useful life of all equipment purchased during the period ended June 30, 2013 is 5 years. Depreciation expense of $7,284 and $0 was recorded during the six months ended June 30, 2013 and June 30, 2012, respectively, which leaves a net balance in Property & Equipment of $60,907 and $0 at June 30, 2013 and December 31, 2012, respectively.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC 855 Company management reviewed all material events through the date of this report and determined that there are no material subsequent events to report.

Eastgate Acquisitions Corporation

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.

Other Expenses of Issuance and Distribution

The estimated expenses of the offering, all of which are to be paid by us, are as follows:

Filing fee under the Securities Act of 1933

10

Accountants’ fees and expenses

   7,500

Legal fees and related expenses

  20,000

Blue Sky fees and expenses

   1,000

Printing and Edgar expenses

   3,500

Transfer agent fees

   500

Miscellaneous

     2,500

     Total

$ 35,010

Item 14.  Indemnification of Directors and Officers

Nevada corporate law provides that the our corporation must indemnify any person who is or is threatened to be made a party to any pending or completed action suite or proceeding, whether civil or criminal, administrative or investigative except an action by right of the corporation, by reason of the fact that the person, is or was a director, officer, employee or agent of the corporation including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person is not liable pursuant to Section 78.138 of the Nevada Revised Statutes or other applicable Nevada statute or law, or acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe the conduct was unlawful. Our corporation must indemnify officers, directors, employees, agents and other persons to the maximum extent permitted by the Nevada Revised Statutes.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the Nevada Revised Statutes.

The foregoing indemnification right shall not be exclusive of any other right which an indemnified person may have or hereafter acquire by statute, articles of incorporation, bylaws, agreement, vote of stockholder or other means.

Item 15.

Recent Sales of Unregistered Securities

Upon closing the Patent Acquisition Agreement the company issued 10 million shares of common stock (valued at $0.005 per share) to the seller, Anna Gluskin and/or her assigns, in exchange for the assignment of the acquired products and technology.  The company also issued 10 million shares of common stock (valued at $0.005 per share) to TGT Investment Management Inc. in consideration for services rendered for and monies advanced to Eastgate.  The following persons received the above referenced shares pursuant to the Patent Acquisition Agreement.

●

Anna Gluskin

3,500,000 Shares

●

Mirjana Hasanagic

2,000,000 Shares

●

Joseph Schwarz

2,000,000 Shares

●

Michael Weisspapir

       2,000,000 Shares

●

Brian Lukian

   500,000 Shares

●

TGT Investment Management Inc.

     10,000,000 Shares

On October 23, 2012, Anna Gluskin, a principal stockholder, loaned $100,000 to the company pursuant to the terms of a Demand Promissory Note agreement and Securities Purchase Agreement. The note is unsecured, carries interest at the rate of 5% per annum and is payable on demand.

All of the above referenced securities were issued in private transactions to persons familiar with the company’s business pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. The company believes that persons acquiring the securities set forth above, had direct contact with the company and/or possessed adequate information concerning the company and the requisite level of knowledge and sophistication to evaluate the merits of the company.  No form of solicitation document was used in the issuance of the securities. The shares of common stock are considered restricted securities and certificates representing the shares must contain a legend restricting further transfer unless the shares are first registered or qualify for an exemption.

Item 16.  Exhibits and Financial Statement Schedules

(a)

The following exhibits are filed with this Registration Statement:

Exhibit No.

Exhibit Description

2.1 (1)

       Patent Acquisition Agreement

2.2 (1)

First Addendum to Patent Acquisition Agreement

3.1 (7)

Articles of Incorporation filed September 8, 1999

3.3 (2)

Bylaws

3.4 (7)

Certificates of Amendment filed March 8, 2002

3.5 (7)

Certificates of Amendment filed November 14, 2006

3.6 (7)

Certificates of Amendment filed October 24, 2007

3.7 (7)

Certificates of Amendment filed August 3, 2009

3.8 (7)

Certificates of Amendment filed November 10, 2011

3.9 (8)

Restated Articles of Incorporation filed August 15, 2013

4.1 (4)

Instrument defining security holder rights – Specimen Stock Certificate

5.1

Opinion of Leonard E. Neilson, Attorney at Law, regarding legality of securities being registered

10.1(3)

       Agreement for Private Label & Custom Manufacturing

10.4(5)

       Demand Promissory Note

10.5(6)

       Securities Purchase Agreement

10.6(7)

       Agreement for distribution of products with Mediq Danmark A/S

10.7(8)

       Lease Agreement

10.8(6)

       Assignment of Lease Agreement

10.10(7)

       Description of Verbal Agreement Concerning Related Party Debt to Anna Gluskin

10.11(7)

       Description of Verbal Agreement Concerning Related Party Debt to Williams Investment Company

21.1

 (4)

       Subsidiaries

23.1

Consent of Sadler, Gibb & Associates, L.L.C, Independent Certified Public Accountants

23.2

       Consent of Leonard E. Neilson, Attorney at Law (Included as part of Exhibit 5.1)

________________

(1)  Previously filed as exhibit to Form 8-K on May 29, 2012.

(2)

Previously filed as exhibit to Form 10-SB on November 2, 2007.

(3)

Previously filed as exhibit to Form S-1 on November 20, 2012.

(4)

Previously filed as exhibit to Amendment No. 1 to Form S-1 on January 29, 2013.

(5)

Previously filed as exhibit to Amendment No. 2 to Form S-1 on May 14, 2013.

(6)   Previously filed as exhibit to Amendment No. 3 to Form S-1 on June 27, 2013.

(7)   Previously filed as exhibit to Amendment No. 4 to Form S-1 on July 29, 2013.

(8)   Previously filed as exhibit to Amendment No. 5 to Form S-1 on September 5, 2013.

Item 17.

Undertakings

We hereby undertake:

1.

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)

To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

(iii)

To include any additional or changed material information on the plan of distribution.

2.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof.

3.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference  into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Toronto, Province of Ontario, Canada, on this 26 day of September 2013.

EASTGATE ACQUISITIONS CORPORATION

(REGISTRANT)

By:   /S/     ANNA GLUSKIN

Anna Gluskin

Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signature

Title

Date

 /S/     ANNA GLUSKIN

President, Chief Executive Officer

September 26, 2013

Anna Gluskin

and Director

(Principal Executive Officer)

/S/     MIRJANA HASANAGIC

President and Director

September 26, 2013

Mirjana Hasanagic

/S/     BRIAN LUKIAN

Chief Financial Officer

September 26, 2013

Brian Lukian

and Director

(Principal Financial Officer and

Accounting Officer)

Footnotes

1 See page 354 in Chen H. et al., (2011) in the article “Nanonization strategies for poorly water-soluble drugs” Drug Discovery Today 16, (7/8) pp. 354-360.

2 He C-X, et.al., (2010) “Microemulsions as drug delivery systems to improve the solubility and the bioavailability of poorly water-soluble drugs” Expert Opinion. Drug Delivery. 7(4) pp. 445-460.

3 Kohli K. et al., (2010) “Self-emulsifying drug delivery systems: an approach to enhance oral bioavailability”. Drug Discovery Today 15 (21/22) pp. 958-965.

4 Chen H. et al., (2011) in the article “Nanonization strategies for poorly water-soluble drugs” Drug Discovery Today 16, (7/8) pp. 354-360.

5 Juniper is included in Health Canada monograph http://webprod.hc-sc.gc.ca/nhpid-bdipsn/monoReq.do?id=123&lang=eng (internet link) and other compendial sources:

US PDR for Herbal Medicines (Ed. 1, Medical Economics Company 1999, pp. 918-919)

The Complete Comission E Monographs - Therapeutic Guide to Herbal Medicines Boston 1999, pp. 218-220

British Herbal Compendium, vol. 2  British Herbal Medicine Association, Bournemouth, UK 2006  pp. 237-241

USA – Title 21 in Code of Federal Regulations revision 2000 Part 182.20

6  (M. Fukushima et al. / Diabetes Research and Clinical Practice, August 2006, 73(2), pg. 174-177).

7 T. Hayashi, et al., “Ellagitannins from Lagerstroemia speciosa as activators of glucose transport in fat cells”, Planta Med. 2002 v.68 pp. 173–175.

8 (G. Klein et al. / Antidiabetes and Anti-obesity Activity of Lagerstroemia speciosa,  Evidence- Based Complementary and Alternative Medicines, 2007; 4(4), pp. 401–407).

9 The Review of Natural Products, Wolfers Kluwer Health, Inc., 2004, “Banaba”.

10  Kunkel SD,  et al. (2012) "Ursolic Acid Increases Skeletal Muscle and Brown Fat and Decreases Diet-Induced Obesity, Glucose Intolerance and Fatty Liver Disease". PLoS ONE 7(6): e39332. doi:10.1371/journal.pone.0039332, Pages 2-3.

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